Exhibit 99.1

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Deloitte Anjin LLC 9Fl., One IFC, 23, Yoido-dong, Youngdeungpo-gu, Seoul 150-945, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

We have reviewed the accompanying condensed consolidated financial statements of Woori Finance Holdings Co., Ltd. and its subsidiaries (the “Group”). The condensed consolidated financial statements consist of the condensed consolidated statement of financial position as of September 30, 2013 and the related condensed consolidated statements of comprehensive income for the three months and nine months ended September 30, 2013 and September 30, 2012, the related condensed consolidated statements of changes in equity and cash flows for the nine months ended September 30, 2013 and September 30, 2012, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the condensed consolidated financial statements

The Group’s management is responsible for the preparation and fair presentation of the accompanying condensed consolidated financial statements and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent accountants’ responsibility

Our responsibility is to express a conclusion on the accompanying condensed consolidated financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/kr/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the Group are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting.

Emphasis

As described in Note 2, since the Group has newly adopted new standards that lead to retrospective changes in accounting policies, the condensed consolidated statement of financial position as of December 31, 2012, the related condensed consolidated statements of comprehensive income for the three months and nine months ended September 30, 2012, and the related condensed consolidated statements of changes in equity and cash flow for the nine months ended September 30, 2012 were restated. These restatements have no effect on our conclusion.

Others

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the consolidated statement of financial position of the Group as of December 31, 2012 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended (not presented in the accompanying condensed consolidated financial statements). We expressed an unqualified opinion on those consolidated financial statements in our independent auditors’ report dated February 25, 2013. The accompanying restated condensed consolidated statement of financial position as of December 31, 2012, presented as a comparative purpose in the accompanying condensed consolidated financial statements, does not differ, in all material respects, from the audited consolidated statement of financial position as of December 31, 2012.

November 13, 2013

Notice to Readers

This report is effective as of November 13, 2013, the independent accountants’ review report date. Certain subsequent events or circumstances may have occurred between this review report date and the time the report is read. Such events or circumstances could significantly affect the accompanying condensed consolidated financial statements and may result in modifications to the independent accountants’ review report.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

The accompanying consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of Woori Finance Holdings Co., Ltd. and its subsidiaries.

Soon Woo Lee

Chairman and Chief Executive Officer

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

	September 30, 2013	December 31, 2012
	(Korean Won in millions)
ASSETS
Cash and cash equivalents	6,683,413	5,778,390
Financial assets at fair value through profit or loss (Notes 4,6,7,11,17 and 25)	26,914,498	27,352,216
Available-for-sale financial assets (Notes 4,6,8,11,17 and 45)	20,166,816	18,888,923
Held-to-maturity financial assets (Notes 4,9,11 and 17)	15,825,213	18,684,801
Loans and receivables (Notes 4,6,10,11,17,44 and 45)	257,011,286	250,275,551
Investments in jointly controlled entities and associates (Note 12)	1,001,161	1,037,930
Investment properties (Note 13)	475,421	491,685
Premises and equipment (Notes 14 and 17)	3,184,374	3,185,543
Intangible assets and goodwill (Note 15)	429,650	433,407
Current tax assets (Note 41)	138,977	38,667
Deferred tax assets (Note 41)	154,917	155,439
Derivative assets (Notes 4,11 and 25)	217,223	281,069
Assets held for sale (Note 16)	104,663	83,347
Other assets (Notes 18 and 45)	495,502	414,846

Total assets	332,803,114	327,101,814

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,19 and 25)	12,844,117	10,985,765
Deposits due to customers (Notes 4,11,20 and 45)	208,401,510	204,209,580
Borrowings (Notes 4,11 and 21)	32,509,845	33,479,716
Debentures (Notes 4,11 and 21)	28,194,725	27,959,969
Provisions (Notes 22,43 and 45)	871,328	863,658
Net defined benefit liability (Note 23)	151,817	166,296
Current tax liabilities (Note 41)	7,346	178,791
Deferred tax liabilities (Note 41)	283,842	134,482
Derivative liabilities (Notes 4,11 and 25)	21,294	38,000
Other financial liabilities (Notes 4,11,24,44 and 45)	25,217,249	25,544,410
Other liabilities (Notes 24 and 45)	514,193	508,071

Total liabilities	309,017,266	304,068,738

EQUITY
Owners’ equity:	18,802,185	18,695,919
Capital stock (Note 27)	4,030,077	4,030,077
Hybrid securities (Note 28)	498,407	498,407
Capital surplus (Note 27)	179,970	174,044
Other equity (Note 29)	28,123	112,013
Retained earnings (Notes 30 and 31)	14,065,608	13,881,378
Non-controlling interests	4,983,663	4,337,157

Total equity	23,785,848	23,033,076

Total liabilities and equity	332,803,114	327,101,814

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
	(Korean Won in millions, except per share data)
Interest income	3,178,413	9,642,246	3,578,176	10,871,518
Interest expense	(1,617,238)	(5,007,622)	(1,972,397)	(5,940,659)

Net interest income (Notes 33 and 45)	1,561,175	4,634,624	1,605,779	4,930,859
Fees and commissions income	550,915	1,679,022	595,508	1,813,565
Fees and commissions expense	(188,572)	(598,905)	(176,811)	(490,831)

Net fees and commissions income (Notes 34 and 45)	362,343	1,080,117	418,697	1,322,734
Dividend income (Note 35)	33,856	116,715	24,819	134,693
Net gain (loss) on financial instruments at fair value through profit or loss (Note 36)	81,623	150,252	(33,284)	(60,930)
Net gain (loss) on available-for-sale financial assets (Note 37)	(11,846)	(3,409)	(22,982)	522,475
Impairment losses on credit loss (Notes 38 and 45)	(869,517)	(1,992,883)	(289,064)	(1,647,720)
Other net operating expenses (Notes 39 and 45)	(1,041,623)	(3,233,961)	(922,700)	(3,025,598)

Operating income	116,011	751,455	781,265	2,176,513
Share of profits (losses) of jointly controlled entities and associates (Note 12)	4,568	13,240	8,975	50,742
Other non-operating income (expenses) (Note 40)	15,553	27,540	(22,263)	(48,334)

Non-operating income (loss)	20,121	40,780	(13,288)	2,408
Net income before income tax expense	136,132	792,235	767,977	2,178,921
Income tax expense (Note 41)	(55,529)	(267,243)	(188,198)	(505,552)

Net income	80,603	524,992	579,779	1,673,369

Remeasurement of the net defined benefit liability	4,123	13,691	(23,862)	(52,475)

Items not subsequently reclassified to net income	4,123	13,691	(23,862)	(52,475)
Gain (loss) on available-for-sale financial assets	(28,229)	(71,969)	40,652	(250,053)
Share of other comprehensive income (loss) of jointly controlled entities and associates	224	(8,815)	20,242	62,611
Gain (loss) on foreign currency translation for foreign operations	(102,438)	(25,787)	(41,192)	(57,533)
Gain (loss) on valuation of cash flow hedge	4,172	(8,947)	3,503	5,842

Items subsequently reclassified to net income	(126,271)	(115,518)	23,205	(239,133)
Other comprehensive income (loss), net of tax	(122,148)	(101,827)	(657)	(291,608)
Total comprehensive income (loss)	(41,545)	423,165	579,122	1,381,761

Net income attributable to:
Net income attributable to owners	49,495	407,841	525,532	1,493,434
Net income attributable to non-controlling interests	31,108	117,151	54,247	179,935
Total comprehensive income attributable to:
Comprehensive income (loss) attributable to owners	(55,200)	322,870	531,292	1,185,207
Comprehensive income attributable to non-controlling interests	13,655	100,295	47,830	196,554
Basic and diluted earnings per share (Note 42)	52	479	643	1,828

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2012 (Reported)	4,030,077	309,010	175,768	586,421	12,422,722	17,523,998	4,549,396	22,073,394
Effect of changes in accounting policies	—	—	—	(23,347)	54,434	31,087	27	31,114
January 1, 2012 (Restated)	4,030,077	309,010	175,768	563,074	12,477,156	17,555,085	4,549,423	22,104,508

Net income	—	—	—	—	1,493,434	1,493,434	179,935	1,673,369
Dividends	—	—	—	—	(201,503)	(201,503)	(40,842)	(242,345)
Changes in investments in consolidated subsidiaries	—	—	(1,469)	—	—	(1,469)	(220)	(1,689)
Variation of available-for-sale financial assets	—	—	—	(232,792)	—	(232,792)	(17,261)	(250,053)
Changes in equity of jointly controlled entities and associates	—	—	—	12,944	—	12,944	49,667	62,611
Foreign currency translation for foreign operations	—	—	—	(38,309)	—	(38,309)	(19,224)	(57,533)
Cash flow hedge	—	—	—	2,404	—	2,404	3,438	5,842
Remeasurement of the net defined benefit liability	—	—	—	(54,815)	—	(54,815)	2,340	(52,475)
Changes in other equity	—	—	—	7,472	—	7,472	3,106	10,578
Others	—	—	—	—	(1,918)	(1,918)	—	(1,918)
Depreciation of subsidiaries’ stock discount	—	—	—	341	(341)	—	—	—
Changes in equity of non-controlling interests	—	—	—	—	—	—	(274,641)	(274,641)
Dividends to hybrid securities	—	—	—	—	(19,949)	(19,949)	(102,556)	(122,505)
Issue of hybrid securities	—	189,397	—	—	—	189,397	—	189,397

September 30, 2012	4,030,077	498,407	174,299	260,319	13,746,879	18,709,981	4,333,165	23,043,146

January 1, 2013	4,030,077	498,407	174,044	112,013	13,881,378	18,695,919	4,337,157	23,033,076
Net income	—	—	—	—	407,841	407,841	117,151	524,992
Dividends	—	—	—	—	(201,503)	(201,503)	(21,319)	(222,822)
Changes in investments in consolidated subsidiaries	—	—	(259)	—	—	(259)	(280)	(539)
Changes in equity in consolidated subsidiaries	—	—	6,185	—	—	6,185	79,977	86,162
Variation of available-for-sale financial assets	—	—	—	(59,141)	—	(59,141)	(12,828)	(71,969)
Changes in equity of jointly controlled entities and associates	—	—	—	(8,815)	—	(8,815)	—	(8,815)
Foreign currency translation for foreign operations	—	—	—	(24,114)	—	(24,114)	(1,673)	(25,787)
Cash flow hedge	—	—	—	(4,619)	—	(4,619)	(4,328)	(8,947)
Remeasurement of the net defined benefit liability	—	—	—	11,719	—	11,719	1,972	13,691
Changes in other equity	—	—	—	982	—	982	1,611	2,593
Depreciation of subsidiaries’ stock discount	—	—	—	98	(98)	—	—	—
Dividends to hybrid securities	—	—	—	—	(22,010)	(22,010)	(112,915)	(134,925)
Issue of hybrid securities in consolidated subsidiaries	—	—	—	—	—	—	599,138	599,138

September 30, 2013	4,030,077	498,407	179,970	28,123	14,065,608	18,802,185	4,983,663	23,785,848

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

	2013	2012
	(Korean Won in millions)
Cash flows from operating activities:
Net income	524,992	1,673,369
Adjustments:
Income tax expense	267,243	505,552
Interest income	(9,642,246)	(10,871,518)
Interest expense	5,007,622	5,940,659
Dividend income	(116,715)	(134,693)
Impairment losses on credit loss	1,992,883	1,647,720
Loss on valuation of financial instruments at fair value through profit or loss	—	32,291
Loss on available-for-sale financial assets	3,409	—
Loss on valuation of investments in jointly controlled entities and associates	34,028	10,168
Loss on foreign exchange translation	39,993	26,662
Loss on transaction of derivatives	4,563	23,596
Loss on valuation of derivatives	66,307	5,891
Loss on fair value hedged items	12,918	49,006
Provisions	50,827	28,851
Retirement benefits	125,069	107,352
Depreciation and amortization and others	225,729	218,125
Loss on disposal of investments in jointly controlled entities and associates	4,946	18,273
Loss on disposal of premises and equipment and other assets	3,139	2,382
Impairment loss of premises and equipment and other assets	15,218	9,288
Gain on valuation of financial instruments at fair value through profit or loss	(50,289)	—
Gain on available-for-sale financial assets	—	(522,475)
Gain on valuation of investments in jointly controlled entities and associates	(47,268)	(60,910)
Gain on foreign exchange translation	(38,458)	(13,158)
Gain on transaction of derivatives	(4,230)	(946)
Gain on valuation of derivatives	(16,249)	(51,632)
Gain on fair value hedged items	(83,205)	(28,774)
Reversal of provisions	(7,042)	(90,696)
Gain on disposal of investments in jointly controlled entities and associates	(19,649)	(24,703)
Gain on disposal of premises and equipment and other assets	(4,978)	(3,185)
Reversal of impairment loss of premises and equipment and other assets	(1,539)	(1,106)
Changes in operating assets and liabilities:
Decrease (increase) in financial instruments at fair value through profit or loss	2,346,359	(516,504)
(Increase) in loans and receivables	(8,941,681)	(11,042,365)
(Increase) in other assets	(78,320)	(19,552)
Increase in deposits due to customers	4,160,068	6,249,156
(Decrease) in provision for guarantee and unused commitment	(5,456)	(70,485)
(Decrease) in net defined benefit liability	(124,522)	(89,098)
Increase (decrease) in other financial liabilities	(217,264)	787,106
Increase (decrease) in other liabilities	18,255	(23,558)
Cash received from (paid for) operating activities:
Interest income received	9,775,827	10,562,604
Interest expense paid	(5,195,158)	(5,101,550)
Dividends received	119,771	131,709
Income tax paid	(365,149)	(532,841)

Net cash used in operating activities	(160,252)	(1,169,989)

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(CONTINUED)

	2013	2012
	(Korean Won in millions)
Cash flows from investing activities:
Disposal of available-for-sale financial assets	22,698,080	20,816,342
Redemption of held-to-maturity financial assets	5,699,516	8,992,853
Disposal of investments in jointly controlled entities and associates	93,297	62,018
Disposal of investment properties	6,215	—
Disposal of premises and equipment	5,955	10,102
Disposal of intangible assets	3,541	2,821
Disposal of assets held for sale	33,395	12,352
Acquisition of available-for-sale financial assets	(24,065,803)	(18,268,676)
Acquisition of held-to-maturity financial assets	(2,839,928)	(8,324,567)
Acquisition of investment in jointly controlled entities and associates	(58,895)	(34,220)
Acquisition of investment properties	(241)	(2,420)
Acquisition of premises and equipment	(121,442)	(195,291)
Acquisition of intangible assets	(74,242)	(53,369)

Net cash provided by investing activities	1,379,448	3,017,945

Cash flows from financing activities:
Issuance of debentures	8,069,125	6,648,354
Issuance of hybrid securities	—	189,397
Increase in hedging derivatives	—	38,704
Increase of paid in capital in subsidiaries	80,273	—
Issuance of hybrid securities in subsidiaries	599,138	—
Net decrease in borrowings	(938,397)	(846,627)
Payment of debentures	(7,729,026)	(7,588,548)
Dividends paid	(201,503)	(201,503)
Dividends paid on hybrid securities	(22,049)	(19,279)
Decrease in hedging derivatives	(16,705)	—
Dividends paid on hybrid securities of subsidiaries	(112,915)	(102,556)
Other net decrease in non-controlling interests	(37,140)	(33,207)

Net cash used in financing activities	(309,199)	(1,915,265)

Net increase (decrease) in cash and cash equivalents	909,997	(67,309)
Cash and cash equivalents, beginning of the period	5,778,390	6,417,964
Effects of exchange rate changes on cash and cash equivalents	(4,974)	(111,015)

Cash and cash equivalents, end of the period	6,683,413	6,239,640

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013 AND DECEMBER 31, 2012 AND FOR THE THREE MONTHS

AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 2012

1. General

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (hereinafter referred to “Woori Finance Holdings” or the “Company”) was incorporated on March 27, 2001, to manage the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Peace Bank of Korea (merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, as of September 30, 2013 the Company owns 13 subsidiaries including Woori Bank and 154 2nd-tier subsidiaries including Woori Credit Information Co., Ltd.

Upon incorporation, the Company’s stock amounted to 3,637,293 million Won, consisting of 727,458,609 common shares (5,000 Won per share). As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of September 30, 2013, the Company’s stock amounted to 4,030,077 million Won, consisting of 806,015,340 common shares issued as of and KDIC owns 459,198,609 shares (56.97% ownership).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The financial statements for the Company and its subsidiaries includes the following subsidiaries:

		Percentage of ownership (%)
Subsidiaries	Main business	September 30, 2013	December 31, 2012
Woori Finance Holdings Co., Ltd.:
Woori Bank	Banking	100.0	100.0
Kyongnam Bank	"	100.0	100.0
Kwangju Bank	"	100.0	100.0
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0
Woori F&I	Finance	100.0	100.0
Woori Investment &Securities (*1)	"	37.9	37.9
Woori Asset Management	"	100.0	100.0
Woori Private Equity Co., Ltd.	"	100.0	100.0
Woori Financial	"	52.0	52.0
Woori FG Savings Bank	"	100.0	100.0
Woori Finance Research Institute	Other service business	100.0	100.0
Woori Card Co., Ltd. (*9)	Finance	100.0	—
Woori Finance Holdings Co., Ltd. and Woori Private Equity Co., Ltd.:
Woori Investment Bank (*10) (*11)	Other credit finance business	42.8	41.4
Woori Bank:
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0
Woori America Bank (*6)	Finance	100.0	100.0
Woori Global Market Asia Limited (*6)	"	100.0	100.0

		Percentage of ownership (%)
Subsidiaries	Main business	September 30, 2013	December 31, 2012
Woori Bank (China) Limited (*6)	"	100.0	100.0
ZAO Woori Bank (*6)	"	100.0	100.0
PT. Bank Woori Indonesia (*6)	"	95.2	95.2
Woori Brazil Bank (*6)	Finance	100.0	100.0
Korea BTL Infrastructure Fund	"	100.0	100.0
Woori Fund Service Co., Ltd.	"	100.0	100.0
Kumho Trust First Co., Ltd. (*7)	Asset securitization	0.0	0.0
Asiana Saigon Inc. (*7)	"	0.0	0.0
An-Dong Raja First Co., Ltd. (*7)	"	0.0	0.0
Consus Eighth Co., LLC (*7)	"	0.0	0.0
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*7)	"	15.0	15.0
Woori IB Global Bond Co., Ltd. (*7)	"	0.0	0.0
IB Global First Inc. (*8)	"	—	0.0
Hermes STX Co., Ltd. (*7)	"	0.0	0.0
BWL First Co., LLC (*7)	"	0.0	0.0
Woori Poongsan Co., Ltd. (*7)	"	0.0	0.0
Ocean Sand Co., Ltd. (*7)	"	0.0	0.0
Deogi Dream Fourth Co., Ltd. (*7)	"	0.0	—
Guam Emerald Co., Ltd. (*7)	"	0.0	—
Jeonju-iwant Co., Ltd. (*7)	"	0.0	—
Wonju-iwant Co., Ltd. (*7)	"	0.0	—
Heitz Third Co., Ltd. (*7)	"	0.0	—
Principle Trust (*7)	Trust	0.0	0.0
Principle and Interest Trust (*7)	"	0.0	0.0
Kyongnam Bank:
Consus Sixth Co., LLC (*7)	Asset securitization	0.0	0.0
Principle Trust (*7)	Trust	0.0	0.0
Principle and Interest Trust (*7)	"	0.0	0.0
Kwangju Bank:
Hybrid First Specialty Inc. (*7)	Asset securitization	0.0	0.0
KAMCO Value Recreation Second Securitization Specialty Co., Ltd. (*7)	"	15.0	15.0
Principle Trust (*7)	Trust	0.0	0.0
Principle and Interest Trust (*7)	"	0.0	0.0
Woori F&I Co., Ltd.:
Woori AMC Co., Ltd.	Other financial business	100.0	100.0
Woori F&I Seventh Asset Securitization Specialty	Asset securitization	100.0	100.0
Woori F&I Tenth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Eleventh Asset Securitization Specialty (*4)	"	—	100.0
Woori F&I Thirteenth Asset Securitization Specialty	"	94.6	94.6
Woori SB Tenth Asset Securitization Specialty	"	50.0+1share	50.0+1share
Woori F&I Sixteenth Asset Securitization Specialty	"	100.0	100.0
Woori EA Third Asset Securitization Specialty	"	70.0	70.0
Woori EA Fourth Asset Securitization Specialty	"	70.0	70.0

		Percentage of ownership (%)
Subsidiaries	Main business	September 30, 2013	December 31, 2012
Woori EA Fifth Asset Securitization Specialty	"	70.0	70.0
Woori F&I Seventeenth Asset Securitization Specialty	"	100.0	100.0
Woori EA Eighth Asset Securitization Specialty	"	51.0	51.0
WR Investment America, LLC (*6)	Administration of NPL	100.0	100.0
Woori F&I Eighteenth Asset Securitization Specialty	Asset securitization	100.0	100.0
Woori EA Tenth Asset Securitization Specialty	"	51.0	51.0
Woori F&I Nineteenth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twentieth Asset Securitization Specialty	"	60.0	60.0
Woori F&I Twenty first Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty second Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty third Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty fourth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty fifth Asset Securitization Specialty	"	100.0	100.0
Woori EA Twelfth Asset Securitization Specialty	"	70.0	70.0
Woori EA Thirteenth Asset Securitization Specialty	"	70.0	70.0
Woori EA Fourteenth Asset Securitization Specialty	"	70.0	70.0
Woori EA Fifteenth Asset Securitization Specialty	"	70.0	70.0
Woori EA Eighteenth Asset Securitization Specialty	Asset securitization	67.0	67.0
Woori F&I Twenty sixth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty seventh Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty eighth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Twenty ninth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Thirtieth Asset Securitization Specialty	"	100.0	100.0
Woori F&I Thirty first Asset Securitization Specialty	"	100.0	100.0
Woori F&I Thirty second Asset Securitization Specialty (*2)	"	100.0	—
Woori F&I Thirty third Asset Securitization Specialty (*2)	"	100.0	—
Woori F&I Thirty fourth Asset Securitization Specialty(*2)	"	100.0	—
Woori F&I Thirty fifth Asset Securitization Specialty (*2)	"	100.0	—
Woori F&I Thirty sixth Asset Securitization Specialty (*2)	"	100.0	—
Woori F&I Thirty seventh Asset Securitization Specialty (*2)	"	100.0	—
Woori F&I Thirty eighth Asset Securitization Specialty (*2)	"	100.0	—
Woori F&I Thirty ninth Asset Securitization Specialty (*2)	"	100.0	—
Woori F&I Fortieth Asset Securitization Specialty (*2)	"	100.0	—
Woori Investment & Securities Co., Ltd.:
Woori Futures Co., Ltd.	Futures trading	100.0	100.0
Woori Investment Asia PTE, Ltd. (*6)	Investments	100.0	100.0
Woori Absolute Global Opportunity Fund (*5) (*6)	Securities investments	100.0	100.0
LG Investments Holding B.V. (*6)	"	100.0	100.0
Woori Investment Securities (H.K.) Ltd. (*6)	Securities business	100.0	100.0
Woori Investment Securities Int’l Ltd. (*6)	Securities investments	100.0	100.0
Woori Investment Securities America, Inc. (*6)	"	100.0	100.0
Woori CBV Securities Corporation (*1) (*5) (*6)	Securities business	49.0	49.0
MARS First Private Equity Fund (*4)	Other financial business	—	52.9
MARS Second Private Equity Fund (*1)	"	8.9	8.9

		Percentage of ownership (%)
Subsidiaries	Main business	September 30, 2013	December 31, 2012
Woori Absolute Partners PTE, Ltd. (*6)	Securities investments	100.0	100.0
Woori Korindo Securities Indonesia (*6)	"	60.0	60.0
Woori Absolute Return Investment Strategies Fund (*5)(*6)	"	100.0	100.0
KoFC Woori Growth Champ Private Equity Fund (*3)	Other financial business	27.3	27.3
Woori Investment advisory Co., Ltd. (Beijing) (*6)	Securities investments	95.1	95.1
KAMCO Value Recreation Ninth Securitization Specialty Co., Ltd. (*4)	Asset securitization	—	15.0
Principle Trust (*7)	Trust	0.0	0.0
Woori Private Equity Co. , Ltd.:
Woori Private Equity Fund	Other financial business	61.0	61.0
Woori Private Equity Fund:
Woori EL Co., Ltd.	Other financial business	100.0	100.0
KoFC Woori Growth Champ Private Equity Fund:
Woori Giant First Co., Ltd.	Asset securitization	100.0	100.0
MARS First:
MARS INS First, Ltd. (*4)	Other financial business	—	100.0
Woori Investment Bank:
HUB First Co., Ltd. (*7)	Asset securitization	0.0	0.0
HUB Second Co., Ltd. (*7)	"	0.0	0.0
HUB Third Co., Ltd. (*7)	"	0.0	0.0
Two Eagles KIB LLC (*5) (*6)	Other service business	100.0	100.0
Woori Private Equity Co. , Ltd. and TWO Eagles KIB LLC:
Two Eagles LLC (*6)	Other service business	55.0	55.0
Woori PE and My Asset Manhattan Private REIT First Sahn Eagles LLC (*6)	Other financial business	60.0	60.0
Woori, Kyongnam, Kwangju Bank, Woori Investment & Securities Co., Ltd. and Woori Investment Bank:
Woori Partner Plus Private Equity Securities Fourth and 55beneficiary certificates for the rest (*7)	Beneficiary certificates	—	—

(*1)	Woori Investment & Securities is consolidated since the Company has de facto control over Woori Investment & Securities. The Company has power to govern the financial and operating policies of Woori Investment & Securities through the board of directors and shareholders’ meeting. Also, the Company has power to appoint or remove the majority of the members of the board of directors and controls Woori Investment & Securities by the board. Woori CBV Securities Corporation and MARS Second Private Equity Fund are consolidated since the Company has controlling power over these entities by exercising more than 50% voting power.
(*2)	Consolidated due to the fact that the ownership of investment has been increased over 50% for the nine months ended September 30, 2013.
(*3)	KoFC Woori Growth Champ Private Equity Fund (the “Fund”) was consolidated as Woori Investment & Securities, the general partner of the Fund, has controlling power on the Fund.
(*4)	Deconsolidated since the entity has been liquidated for the nine months ended September 30, 2013.
(*5)	Financial information used for consolidation is based on the financial statements as of June 30, 2013 for Two Eagles KIB LLC and August 31, 2013 for entities such as Woori Absolute Global Opportunity Fund, Woori CBV Securities Corporation and Woori Absolute Return Investment Strategies Fund. There have been no significant transactions and events subsequent to June 30, 2013 and August 31, 2013, respectively.
(*6)	All subsidiaries are located in Korea except for the following subsidiaries; 1) Woori America Bank, WR Investment America, LLC, Woori Investment Securities America, Inc., Two Eagles KIB LLC, Two Eagles LLC and Sahn Eagles LLC in America; 2) Woori Global Market Asia Limited , Woori Investment Securities (H.K.) Ltd. in Hong Kong; 3) Woori Bank (China) Limited, Woori Investment advisory Co. Ltd. (Beijing) in China; 4) ZAO Woori Bank in Russia; 5) PT. Bank Woori Indonesia, Woori Korindo Securities Indonesia in Indonesia; 6) Woori Brazil Bank in Brazil; 7) Woori Investment Asia PTE. Ltd., Woori Absolute Partners PTE Ltd. in Singapore; 8) Woori Absolute Global Opportunity Fund, Woori Absolute Return Investment Strategies Fund in Cayman Island; 9) LG Investments Holding B.V. (Amsterdam) GG in Netherland; 10) Woori Investment Securities Int’l Ltd. in United kingdom; and 11) Woori CBV Securities Corporation in Vietnam.

(*7)	As the Group has controlling power over the entity so as to obtain benefits, the entity is consolidated.
(*8)	IB Global First Inc. was deconsolidated due to the termination of the contract which imposes most of the risk in operating special purpose company or the termination of liquidity schedule.
(*9)	Woori Card Co., Ltd. became a wholly owned subsidiary of the Company through the equity spin-off of credit card division of Woori Bank.
(*10)	Woori Investment Bank is consolidated since the Company has de facto control over Woori Investment Bank. The Company has power to govern the financial and operating policies of Woori Investment Bank through the board of directors and shareholders’ meeting.
(*11)	The Company’s name was changed on October 2, 2013, from Kumho Investment Bank to Woori Investment Bank.

(3)	The entities owned by the Group over 50% but not consolidated as of September 30, 2013 and December 31, 2012, respectively, are as follows:

Companies	Location	Main business	Percentage of ownership (%)
Golden Bridge Sidus FNH video (*)	Korea	Securities investments	58.8
Golden Bridge NHN Online Private Equity Investment (*)	Korea	"	60.0
Heungkuk High Class Private Investment Trust 377th (*)	Korea	"	51.3

(*)	The Group owns the majority of these SPEs, but has no power on the investees’ relevant activities. As a result, it has been deemed that the Group has no power or control on the SPEs.

(4)	The summarized financial information before the elimination of intercompany accounts of the main subsidiaries whose financial information were prepared under K-IFRS for the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

	As of and for the nine months ended September 30, 2013
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	240,521,486	222,391,470	14,349,193	416,643	345,434
Kyongnam Bank	32,272,041	30,065,832	1,282,672	167,505	168,826
Kwangju Bank	18,958,002	17,597,005	789,277	64,009	68,983
Woori FIS	326,100	294,653	225,813	(9,513)	(9,821)
Woori F&I	1,830,544	1,533,862	139,519	40,345	40,031
Woori Investment & Securities	29,769,469	26,310,617	3,102,245	46,651	26,478
Woori Asset Management	83,258	16,025	23,851	3,396	3,407
Woori PE	89,840	49,011	4,111	1,924	1,711
Woori Financial	3,798,868	3,402,902	250,715	37,259	36,577
Woori FG Savings Bank	899,007	740,921	67,510	793	1,843
Woori Finance Research Institute	4,347	1,027	5,455	726	726
Woori Card	4,892,972	3,822,700	529,201	18,151	20,271
Woori Investment Bank	938,463	847,072	121,124	(71,231)	(72,939)

	As of and for the year ended December 31, 2012
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	248,546,643	229,951,702	21,635,108	1,496,246	1,040,613
Kyongnam Bank	28,945,769	26,976,680	1,800,025	180,716	185,645
Kwangju Bank	18,626,090	17,309,578	1,164,474	136,841	133,687
Woori FIS	334,878	293,610	308,325	(5,164)	(4,456)
Woori F&I	1,748,298	1,468,673	154,367	46,202	44,511
Woori Investment & Securities	24,848,800	21,395,165	3,500,422	122,520	100,564
Woori Asset Management	80,095	16,269	31,845	979	981
Woori PE	1,559,356	1,503,421	213,360	2,919	2,880
Woori Financial	3,537,592	3,165,522	347,411	53,744	53,434
Woori FG Savings Bank	1,598,619	1,442,376	82,742	(19,772)	(20,834)
Woori Finance Research Institute	4,156	1,562	—	(407)	(407)

(5)	The Group has entered into various agreements with structured entities such as asset securitization vehicles, structured finance and investment funds. The Group has no controlling power over those structured entities, which is determined in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110. As therefore, those structured entities are not consolidated to the Group. They are classified in three categories, asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of their investments and risk exposed to the Group.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distributes dividends on asset-backed securities with profits from collecting cash flows or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest incomes related to the commitment or guarantees. As therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles.

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest incomes on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it is discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by contributions from various investors, operated by a manager engaged to the trust and distributed proceeds from sales of investments to the investors. A private equity fund is established in order to acquire ownership interests in a portfolio company with exit strategy after implementing financial and operational restructuring of the company. The Group recognizes unrealized gains or losses on change in value of investments in proposition of ownership interests in investments. The Company would be exposed to risks of loss when the value of portfolio investment is decreased.

Total asset of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized as of and for the nine months period ended September 30, 2013 are as follows (Unit: Korean Won in millions):

	September 30, 2013
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	48,381,082	23,840,987	17,412,412
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	1,533,395	3,401,397	1,329,420
Loans and receivables	65,030	3,160,501	3,892
Financial assets at fair value through profit or loss	507,455	—	69,229
Available-for-sale financial assets	355,058	193,572	920,956
Held-to-maturity financial assets	605,725	—	—
Investments in jointly controlled entities and associates	—	—	335,343
Derivative assets	127	47,324	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	24,196	4,640	—
Other liabilities (provisions)	24,196	4,640	—
The Maximum exposure to risks	4,082,768	4,002,972	1,480,908
Investments	1,533,267	3,354,073	1,329,420
Purchase agreements	1,073,530	—	—
Credit facilities	1,310,270	281,399	109,200
Other agreements	165,701	367,500	42,288
Loss recognised on unconsolidated structured entities	765	50,799	20,724

(6)	The non-controlling interests of those subsidiaries in which non-controlling shareholders are significant are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the period

	September 30, 2013	December 31, 2012
Woori Investment & Securities	2,264,099	2,261,540
Woori Financial	180,644	169,179
Woori Investment Bank	50,391	—

2)	Net income attributable to non-controlling interests

	For the nine months ended September 30, 2013	For the year ended December 31, 2012
Woori Investment & Securities	29,208	75,711
Woori Financial	17,877	17,726
Woori Investment Bank	(41,355)	—

3)	Dividends to non-controlling interests

	For the nine months ended September 30, 2013	For the year ended December 31, 2012
Woori Investment & Securities	15,115	33,513
Woori Financial	6,084	7,328

2. SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

(1)	Basis of presentation

The Group’s condensed consolidated financial statements for the three months and nine months ended September 30, 2013 are prepared in accordance with K-IFRS 1034 Interim Financial Reporting. It is necessary to use the annual consolidated financial statements for the year ended December 31, 2012 for the understanding of the condensed consolidated financial statements.

The accompanying financial statements are the Group’s condensed consolidated financial statements in accordance with K-IFRS 1010 Consolidated Financial Statements.

Major accounting policies used for the preparation of the condensed consolidated financial statements are stated below. Unless stated otherwise, the accounting policies have been applied consistently with the annual consolidated financial statements in order to prepare the condensed consolidated financial statements for the three months and nine months ended September 30, 2013.

1)	The Group has newly adopted the following new standards that affected the Group’s accounting policies.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments of K-IFRS 1001 relate to the separate presentation of other comprehensive income items that would not be reclassified as net income subsequently or would be reclassified as net income under specific circumstances. The amendments have effect on the presentation of consolidated financial statements and no effect on the financial position and financial performance. The Group applied the amendments retrospectively and restated the comparative consolidated statement of financial statement.

Amendments to K-IFRS 1019 – Employee Benefits

The amendments to K-IFRS 1019 relate to the elimination of the ‘corridor approach’ permitted under the previous version of K-IFRS 1019. Accordingly, the actuarial gains or losses are recognized in other comprehensive income immediately. The amendment replaces the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. The expected return on plan assets is included in net interest on the net defined benefit liability (asset). The past service costs incurred under changes of plans are recognized at the earlier of the dates when the plan amendment or curtailment occurs and when the entity recognizes related restructuring costs or termination benefits.

The Group applied the amendments retrospectively and restated the comparative consolidated financial statements. As a result, other equity decreased by 75,323 million Won and retained earnings increased by 75,323 million Won on the consolidated statement of financial position as of December 31, 2012. Net income increased by 52,475 million Won and other comprehensive income decreased by 52,475 million Won on the comparative consolidated statement of comprehensive income for the nine months ended September 30, 2012.

Amendments to K-IFRS 1107 – Financial Instruments: Disclosures

The amendments to K-IFRS 1107 are mainly focusing on presentation of the offset between financial assets and financial liabilities. Irrespective of whether they meet the offset requirement for financial assets and financial liabilities in accordance with K-IFRS 1032, the amendments to K-IFRS 1107 require to disclose information related to offsetting agreements which are legally enforced by master netting arrangements or similar agreements. Since the Group does not hold any offset financial instruments in accordance with K-IFRS 1032 and does not have any master netting arrangement or similar agreement, the amendments have no significant effect on the Group’s consolidated financial statements.

Enactment of K-IFRS 1110 – Consolidated Financial Statements

K-IFRS 1110 replaces the requirements and guidance in K-IFRS 1027 and K-IFRS 2012 relating to the consolidated financial statements. It defines that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Group applied the amendments retrospectively and restated the Group’s comparative consolidated financial statements.

a)	The newly consolidated entities as of December 31, 2012 and for the periods ended September 30, 2012, resulting from the adoption of K-IFRS 1110, are as follows.

	Location	Main business	Percentage of ownership (%)
Woori CS Ocean Bridge 9th	Korea	Securities investments	0.0
Woori CS Grobalemerging Milestone 1th	Korea	"	0.0
Principle guarantee trust (*)	Korea	Trust	0.0
Deogi Dream 4th Co.,Ltd.	Korea	Asset securitization	0.0
Guam Emerald Co., Ltd.	Korea	"	0.0
Jeonju-iwant Co., Ltd.	Korea	"	0.0
Wonju-iwant Co.,Ltd.	Korea	"	0.0
Heitz 3 th Co.,Ltd.	Korea	"	0.0

(*)	Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities guarantee

Those entities are included in the consolidation scope since they are exposed to variable profit and the Group has controlling power on them.

b)	The deconsolidated entities as of December 31, 2012 and for the periods ended September 30, 2012, resulting from the adoption of K-IFRS 1110, are as follows.

	Location	Main business	Percentage of ownership (%)
Golden Bridge Sidus FNH video	Korea	Securities investments	58.8
Golden Bridge NHN Online Private Equity Investment	Korea	"	60.0

Those entities are deconsolidated as the Group has no controlling power on them.

Enactment of K-IFRS 1111 – Joint Arrangements

K-IFRS 1111 classifies joint arrangements of which two or more parties have joint control into two types, joint operations and joint ventures depending on the rights and obligations of the parties to the arrangements. A joint operation is a joint arrangement whereby the parties have rights to the joint assets, and obligations for the joint liabilities. A joint venture is a joint arrangement whereby the parties have rights to the net assets of the arrangement. In case of a joint operation, the joint operator accounts for its share of the joint assets, liabilities, revenues, and expenses. In case of a joint venture, the joint venturer accounts for its investment using equity method. The amendment has no effect on the Group’s consolidated financial statements.

Enactment to K-IFRS 1112 – Disclosure of Interests in Other Entities

The enactment of K-IFRS 1112 establishes disclosures requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The standard requires the nature of, and risks associated with, its interests in other entities, and the effects of those interests on its consolidated financial position, comprehensive income and cash flows, to be disclosed. The adoption of the enactment has no significant effect on the Group’s consolidated financial statements.

Enactment of K-IFRS 1113 – Fair Value Measurement

The enactment of K-IFRS 1113 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. K-IFRS 1113 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, an entity uses the assumptions that market participants would use when pricing the asset or liability under current market conditions. The standard explains that a fair value measurement requires an entity to determine the particular asset or liability being measured, the market in which an orderly transaction would take place for the asset or liability, and the appropriate valuation technique(s) used when measuring fair value. The standard requires extensive disclosures related to fair value measurement. The adoption of the enactment has no significant effect on the Group’s consolidated financial statements.

Other amendments such as amendment to K-IFRS 1032 ‘Tax effect of distribution to equity holders’ have no effect on the Group’s consolidated financial statements.

The aggregated effect from the implementation of new accounting standards on the consolidated financial statements are as follows (Unit: Korean Won in millions):

<Consolidated Statement of Financial Position >

	December 31, 2012
	Reported(*)	Adjustment	Restated
Financial assets at fair value through profit or loss	26,147,141	1,205,075	27,352,216
Available-for-sale financial assets	18,869,900	19,023	18,888,923
Loans and receivables	250,105,729	169,822	250,275,551
Other assets	30,583,163	1,961	30,585,124
Total assets	325,705,933	1,395,881	327,101,814
Deposits due to customers	202,919,613	1,289,967	204,209,580
Borrowings	33,478,685	1,031	33,479,716
Other financial liabilities	25,440,423	103,987	25,544,410
Other liabilities	40,834,631	401	40,835,032
Total liabilities	302,673,352	1,395,386	304,068,738
Owners’ equity	18,695,389	530	18,695,919
Non-controlling interests	4,337,192	(35)	4,337,157
Total equity	23,032,581	495	23,033,076
Total liabilities and equity	325,705,933	1,395,881	327,101,814

(*)	Reclassification of special reserve from principal guranteed trusts is included (Note 2).

< Consolidated Statements of Comprehensive Income >

	2012
	Reported(*)		Adjustment		Restated
	For the three months ended September 30	For the nine months ended September 30	For the three months ended September 30	For the nine months ended September 30	For the three months ended September 30	For the nine months ended September 30
Operating income	753,781	2,107,914	27,484	68,599	781,265	2,176,513
Non-operating income (loss)	(15,762)	2,409	2,474	(1)	(13,288)	2,408
Net income before income tax expense	738,019	2,110,323	29,958	68,598	767,977	2,178,921
Income tax expense	(180,921)	(489,490)	(7,277)	(16,062)	(188,198)	(505,552)
Net income	557,098	1,620,833	22,681	52,536	579,779	1,673,369
Other comprehensive income (loss)	16,953	(238,083)	(17,610)	(53,525)	(657)	(291,608)
Total comprehensive income (loss)	574,051	1,382,750	5,071	(989)	579,122	1,381,761

(*)	Reclassification of operating income and special reserve from principal guranteed trusts is included(Note 2).

<Consolidated Statements of Cash Flows >

	For the nine months ended September 30, 2012
	Reported	Adjustment	Restated
Cash flows from operating activities	(1,165,279)	(4,710)	(1,169,989)
Cash flows from investing activities	3,013,664	4,281	3,017,945
Cash flows from financing activities	(1,915,265)	—	(1,915,265)
Net decrease in cash and cash equivalents	(66,880)	(429)	(67,309)
Cash and cash equivalents, beginning of the period	6,417,123	841	6,417,964
Effects of exchange rate changes on cash and cash equivalents	(111,015)	—	(111,015)
Cash and cash equivalents, end of the period	6,239,228	412	6,239,640

2)	The Company has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1032 – Financial Instruments: Presentation

The amendments to K-IFRS 1032 clarify the requirement for the offset presentation of financial assets and financial liabilities. That is, the right to offset must not be conditional on the occurrence of future events and can be exercised anytime during the contract periods. The right to offset is executable even in the case of default or insolvency. The amendments to K-IFRS 1032 are effective for the annual periods beginning on January 1, 2014.

The Group anticipates that the amendments listed above may not have any significant impact on the Group’s consolidated financial statements.

3)	Others

a)	Reclassification of operating income

In accordance with the amendments to K-IFRS 1001, the Group changed the presentation of operating income for the year ended December 31, 2012. The Group applied these amendments retrospectively to the comparative periods and restated accordingly the consolidated statements of comprehensive income for the three months and nine months ended September 30, 2012.

Accordingly, certain items which have been originally included in operating income (expense) were reclassified into non-operating income (expense). Other net operating income increased by 48,322 million Won (with a corresponding increase in other non-operating expense) as compared to the amounts previously reported for the nine months ended September 30, 2012. The amendment has no effect on the net income and earnings per share for the nine months ended September 30, 2012.

b)	Change in presentation of short term employee benefits in administrative expenses

Certain fringe benefits such as social security contributions, paid annual leave and paid sick leave, which are characterized as short term employee benefits, are presented as a separate item of short term employee benefits in administrative expenses. As a result, management compensations disclosed in Note 45 are restated since they include such fringe benefits.

Such changes in presentation of employee benefits have no effect on the Group’s consolidated financial statements.

The change in presentation mentioned above is as follows (Unit: Korean Won in millions):

<Administrative expenses>

		2011
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Employee benefits	376,790	884,216	1,304,517	1,830,698
	Depreciation and amortization	63,975	129,033	195,297	264,608
	Other administrative expenses	382,571	796,808	1,205,775	1,680,423

	Total	823,336	1,810,057	2,705,589	3,775,729

Restated	Employee benefits	480,872	1,105,754	1,635,633	2,281,693
	Depreciation and amortization	63,975	129,033	195,297	264,608
	Other administrative expenses	278,489	575,270	874,659	1,229,428

	Total	823,336	1,810,057	2,705,589	3,775,729

		2012
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Employee benefits	423,399	911,069	1,346,845	1,832,368
	Depreciation and amortization	71,973	142,420	213,420	284,930
	Other administrative expenses	410,088	856,973	1,275,315	1,770,284

	Total	905,460	1,910,462	2,835,580	3,887,582

Restated	Employee benefits	536,902	1,154,469	1,712,968	2,326,494
	Depreciation and amortization	71,973	142,420	213,420	284,930
	Other administrative expenses	296,585	613,573	909,192	1,276,158

	Total	905,460	1,910,462	2,835,580	3,887,582

<Management compensation for related party transaction>

		2011
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Short term employee benefits	7,821	14,763	20,391	26,298
Restated	Short term employee benefits	8,564	15,521	22,673	28,084

		2012
		For the three months ended March 31	For the six months ended June 30	For the nine months ended September 30	For the year ended December 31
Initially reported	Short term employee benefits	8,102	16,105	20,995	27,074
Restated	Short term employee benefits	8,222	16,417	23,135	30,510

c)	Reclassification of the credit card commission

The Group has reclassified the credit card commission from interest income to fees and commission income in order to facilitate the comparison between financial statements. The Group applied this reclassification retrospectively to the comparative periods and restated the statements of comprehensive income for the three months and nine months ended September 30, 2012. As a result of the reclassification, interest income decreased by 567,158 million Won and fees and commissions income increased by 567,158 million Won for the nine months ended September 30, 2012. The reclassification has no effect on the net assets as of December 31, 2012 and on the net income for the nine months ended September 30, 2012, respectively.

d)	Reclassification of the special reserve from principal guaranteed trusts

The Group has reclassified the special reserve from principal guaranteed trusts from other financial liability to retained earnings as of September 30, 2013. The Group applied this reclassification retrospectively to the comparative periods and restated the statements of financial position as of December 31, 2012 and the statements of comprehensive income for the three months and nine months ended September 30, 2012, respectively. As a result of the reclassification, other financial liabilities decreased by 39,404 million Won, deferred tax liabilities increased by 9,534 million Won and retained earnings increased by 29,789 million Won as of December 31, 2012, and expenses on trust accounts decreased by 2,209 million Won and income tax expenses increased by 536 million Won for the nine months ended September 30, 2012. Thus, net assets increased by 29,868 million Won as of December 31, 2012 and net income increased by 1,673 million Won for the nine months ended September 30, 2012.

3. SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The significant accounting estimates and assumptions are continually evaluated and are based on historical experiences and various factors including expectations of future events that are considered to be reasonable. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the consolidated financial statements for the year ended December 31, 2012.

4. RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks.

The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given the risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting. The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligors’ credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method acknowledged by BASEL II standards to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Loans and receivables:
Korean treasury and government agencies	13,696,219	14,012,805
Banks	21,132,998	30,774,568
Corporates	117,463,469	102,197,640
Consumers	104,718,600	103,290,538

Sub-total	257,011,286	250,275,551

Financial assets at fair value through profit or loss (“FVTPL”):
Deposits indexed to gold prices	9,733	5,582
Debt securities held for trading	19,466,123	20,254,981
Designated at FVTPL	364,508	389,996
Derivative for trading	2,908,930	3,740,313

Sub-total	22,749,294	24,390,872

Available-for-sale (“AFS”) debt securities	15,155,184	13,840,461
Held-to-maturity (“HTM”) securities	15,825,213	18,684,801
Derivative assets (hedging)	217,223	281,069
Off-balance sheet items:
Guarantees	22,222,493	23,735,411
Loan commitments	88,881,749	91,362,821

Sub-total	111,104,242	115,098,232

Total	422,062,442	422,570,986

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	September 30, 2013
	Korea	USA	UK	Japan	China	Others (*)	Total
Loans and receivables	248,175,936	1,721,024	543,896	422,611	2,638,218	3,509,601	257,011,286
Financial assets at FVTPL	22,602,856	—	9,899	9	123,186	13,344	22,749,294
AFS debt securities	14,965,113	94,877	—	—	15,696	79,498	15,155,184
HTM securities	15,799,051	10,501	—	—	—	15,661	15,825,213
Derivative assets (hedging)	217,223	—	—	—	—	—	217,223
Off-balance sheet items	108,880,459	102,782	9,792	23,888	616,345	1,470,976	111,104,242

Total	410,640,638	1,929,184	563,587	446,508	3,393,445	5,089,080	422,062,442

	December 31, 2012
	Korea	USA	UK	Japan	China	Others (*)	Total
Loans and receivables	242,328,577	1,552,406	513,250	433,395	2,294,595	3,153,328	250,275,551
Financial assets at FVTPL	24,233,027	—	6,139	—	116,332	35,374	24,390,872
AFS debt securities	13,639,796	100,130	—	—	34,999	65,536	13,840,461
HTM securities	18,648,308	1,195	—	—	—	35,298	18,684,801
Derivative assets (hedging)	281,069	—	—	—	—	—	281,069
Off-balance sheet items	112,195,944	195,538	82,999	64,939	672,075	1,886,737	115,098,232

Total	411,326,721	1,849,269	602,388	498,334	3,118,001	5,176,273	422,570,986

(*)	Others consist of financial assets in Vietnam, Panama and European countries.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	September 30, 2013
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	54,504,163	50,886,205	36,533,373	8,169,745	94,421,015	12,496,785	257,011,286
Financial assets at FVTPL	1,161,035	626,261	11,112,133	226,599	7,171	9,616,095	22,749,294
AFS debt securities	1,114,060	143,436	8,924,686	132,206	—	4,840,796	15,155,184
HTM securities	1,799,108	40,022	5,817,595	597,274	—	7,571,214	15,825,213
Derivative assets (hedging)	—	—	217,223	—	—	—	217,223
Off-balance sheet items	18,314,506	38,069,730	12,625,515	5,491,015	28,027,081	8,576,395	111,104,242

Total	76,892,872	89,765,654	75,230,525	14,616,839	122,455,267	43,101,285	422,062,442

	December 31, 2012
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	49,331,775	43,152,361	48,348,165	7,260,186	89,885,431	12,297,633	250,275,551
Financial assets at FVTPL	1,946,609	1,623,040	15,110,008	278,543	2,936	5,429,736	24,390,872
AFS debt securities	846,994	278,005	8,447,500	149,800	—	4,118,162	13,840,461
HTM securities	2,048,084	50,135	7,227,265	516,944	—	8,842,373	18,684,801
Derivative assets (hedging)	—	—	279,126	—	—	1,943	281,069
Off-balance sheet items	18,817,677	32,245,740	21,731,717	6,586,906	27,275,006	8,441,186	115,098,232

Total	72,991,139	77,349,281	101,143,781	14,792,379	117,163,373	39,131,033	422,570,986

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	September 30, 2013
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	13,693,735	21,219,164	70,466,275	35,940,542	7,660,599	114,067,416	102,336,225	251,316,540
Loans and receivables overdue but not impaired	8,326	1,184	162,309	258,519	12,253	433,081	1,401,372	1,843,963
Impaired loans and receivables (*)	8	1123	4327483	1685803	733246	6746532	1531996	8279659

Gross loans and receivables	13,702,069	21,221,471	74,956,067	37,884,864	8,406,098	121,247,029	105,269,593	261,440,162

Allowance for credit losses	5,850	88,473	2,534,634	840,491	408,435	3,783,560	550,993	4,428,876

Total, net	13696219	21132998	72421433	37044373	7997663	117463469	104718600	257011286

	December 31, 2012
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	14,016,325	30,782,647	59,426,299	32,445,078	6,816,233	98,687,610	101,231,068	244,717,650
Loans and receivables overdue but not impaired	16	—	118,806	189,585	5,532	313,923	1,346,131	1,660,070
Impaired loans and receivables (*)	27	1,319	3,683,933	1,528,443	1,280,911	6,493,287	1,274,775	7,769,408

Gross loans and receivables	14,016,368	30,783,966	63,229,038	34,163,106	8,102,676	105,494,820	103,851,974	254,147,128

Allowance for credit losses	3,563	28,554	2,027,792	725,169	490,864	3,243,825	595,635	3,871,577

Total, net	14,012,805	30,755,412	61,201,246	33,437,937	7,611,812	102,250,995	103,256,339	250,275,551

(*)	With regards to the classification as impaired loans, the significant loans to the borrowers that are classified as precautionary under the asset quality classification established by Korea Financial Supervisory Service, with a state of complete capital erosion or a disqualified opinion or a disclaimer of opinion on their financial statements, are newly regarded as impaired by significant financial difficulties. Impaired loans as of December 31, 2012 were restated retrospectively to reflect this change in the classification as impaired loans.

a)	Credit quality of loans and receivables

The Group manages its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	September 30, 2013
	Korean		Corporates
	treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	13,687,084	21,131,645	47,716,984	11,885,269	5,360,616	64,962,869	97,156,097	196,937,695
Lower grade (*2)	820	168	22,213,814	23,682,797	2,137,690	48,034,301	4,994,432	53,029,721

Total	13,687,904	21,131,813	69,930,798	35,568,066	7,498,306	112,997,170	102,150,529	249,967,416

Value of collateral	—	450,088	27,333,870	27,991,372	2,933,381	58,258,623	80,423,910	139,132,621

	December 31, 2012
	Korean		Corporates
	treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	14,008,849	30,734,143	37,575,206	9,324,731	4,597,785	51,497,722	93,508,098	189,748,812
Lower grade (*2)	3,939	21,064	21,267,982	22,780,984	2,123,305	46,172,271	7,476,802	53,674,076

Total	14,012,788	30,755,207	58,843,188	32,105,715	6,721,090	97,669,993	100,984,900	243,422,888

Value of collateral	18,872	761,959	25,004,332	24,497,810	2,038,814	51,540,956	82,302,894	134,624,681

(*1)	AAA~BBB for Corporates, and 1~6 level for Consumers

(*2)	BBB- ~C for Corporates, and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 1,349,124 million Won and 1,294,762 million Won as of September 30, 2013 and December 31, 2012, respectively, which are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (net of allowance overdue but not impaired) is as follows (Unit: Korean Won in millions):

	September 30, 2013
	Korean		Corporates
Past due	treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Less than 30 days	8,314	1,177	142,258	181,835	12,140	336,233	1,051,712	1,397,436
30 to 60 days	—	—	7,669	37,656	—	45,325	100,984	146,309
60 to 90 days	—	5	4,985	12,041	—	17,026	172,272	189,303

Total	8,314	1,182	154,912	231,532	12,140	398,584	1,324,968	1,733,048

Value of collateral (*)	—	—	31,137	198,437	5,317	234,891	865,141	1,100,032

	December 31, 2012
Past due	Korean	Banks	Corporates				Consumers	Total
	treasury and government agencies		General business	Small & medium sized enterprise	Project financing	Sub-total
Less than 30 days	16	—	103,522	126,840	5,230	235,592	1,037,018	1,272,626
30 to 60 days	—	—	10,969	40,183	—	51,152	149,329	200,481
60 to 90 days	—	—	3,209	7,010	252	10,471	75,409	85,880

Total	16	—	117,700	174,033	5,482	297,215	1,261,756	1,558,987

Value of collateral (*)	—	—	20,739	141,011	3,346	165,096	958,049	1,123,145

(*)	The collateral value held is recoverable amount used when calculating provision for credit losses.

The Group recognized provisions for credit losses, for loans and receivables that are overdue but not impaired, in the amount of 110,915 million Won and 101,083 million Won as of September 30, 2013 and December 31, 2012, respectively, which are deducted from the loans and receivables above.

c)	Impaired loans and receivables

Impaired loans and receivables, net of allowance is as follows (Unit: Korean Won in millions):

	September 30, 2013
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Impaired loans	—	4	2,335,723	1,244,775	487,217	4,067,715	1,243,103	5,310,822
Value of collateral (*)	—	—	1,514,201	545,382	145,523	2,205,106	526,699	2,731,805

	December 31, 2012
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Impaired loans	—	204	2,240,358	1,158,189	885,240	4,283,787	1,009,685	5,293,676
Value of collateral (*)	—	—	1,573,901	546,476	178,204	2,298,581	399,380	2,697,961

(*)	The collateral value held is recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 2,968,837 million Won and 2,475,732 million Won as of September 30, 2013 and December 31, 2012, respectively, are deducted from the impaired loans and receivables above.

4)	Credit risk of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	September 30, 2013
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	13,942,064	—	12,833,642	14,826,173	41,601,879
AA- ~ AA+	4,377,569	—	1,318,623	977,970	6,674,162
BBB- ~ A+	1,120,896	364,508	972,899	21,070	2,479,373
Below BBB-	9,988	—	14,003	—	23,991
Default grade	15,606	—	16,017	—	31,623

Total	19,466,123	364,508	15,155,184	15,825,213	50,811,028

	December 31, 2012
	Debt securities held for trading	Designated at FVTPL	AFS debt securities	HTM securities	Total
AAA	11,059,452	—	9,931,388	16,495,041	37,485,881
AA- ~ AA+	8,254,187	—	2,311,267	1,472,656	12,038,110
BBB- ~ A+	928,150	341,630	1,579,121	717,104	3,566,005
Below BBB-	—	48,366	16,971	—	65,337
Default grade	13,192	—	1,714	—	14,906

Total	20,254,981	389,996	13,840,461	18,684,801	53,170,239

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Group avoids bears or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

At the beginning of each year, the Risk Management Committee establishes a VaR limit, loss limit and risk capital limit by subsidiaries for its management purposes. The limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by the risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the Value at Risk (“VaR”, maximum losses) limit by department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2)	Sensitivity analysis of market risk

The Group performs the sensitivity analyses for both trading and non-trading activities. For the trading activities, the Group uses a VaR model which uses certain assumptions of possible fluctuations in market conditions and, by conducting simulations of gains and losses, estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Group’s bank subsidiaries such as Woori Bank, Kyongnam Bank and Kwangju Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit based indicator for displaying profit changes in the short term due to short term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economical view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets. EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period of time. Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a)	Trading activities

The minimum, maximum and average VaR for the nine months ended September 30, 2013 and for the year ended December 31, 2012, respectively, and the VaR as of September 30, 2013 and December 31, 2012, respectively, are as follows (Unit: Korean Won in millions):

	As of September 30, 2013	For the nine months ended September 30, 2013			As of December 31, 2012	For the year ended December 31, 2012
		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	(6,400)	(5,593)	(8,314)	(2,861)	(4,294)	(7,926)	(12,277)	(2,942)
Stock price	(1,369)	(3,819)	(7,863)	(1,253)	(2,458)	(4,896)	(8,095)	(2,027)
Foreign currencies	(3,298)	(2,443)	(5,577)	(1,046)	(2,006)	(2,460)	(5,314)	(1,572)
Commodity price	(101)	(101)	(296)	(11)	(48)	(163)	(643)	(3)

Total	(6,148)	(6,257)	(11,537)	(3,594)	(4,753)	(8,618)	(12,862)	(4,567)

b)	Non-trading activities

The NII and NPV are calculated, respectively, by using the simulation method for Woori Bank, Kyongnam Bank and Kwangju Bank. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	September 30, 2013		December 31, 2012
	NII	NPV	NII	NPV
Base case	5,364,132	22,544,965	5,385,170	18,817,708
Base case (Prepay)	5,366,316	22,170,402	5,391,840	18,033,259
IR 100bp up	5,705,645	22,210,204	5,653,172	18,439,944
IR 100bp down	5,028,703	22,885,541	5,122,010	19,230,819
IR 200bp up	6,047,106	21,885,195	5,921,200	18,094,995
IR 200bp down	4,656,360	23,229,340	4,837,398	19,683,985
IR 300bp up	6,388,566	21,571,369	6,189,226	17,779,613
IR 300bp down	4,013,595	23,571,952	4,429,496	20,183,435

The EaR and VaR are calculated based on the BIS Framework of the Company and subsidiaries excluding Woori Bank, Kyongnam Bank and Kwangju Bank are as follows (Unit: Korean Won in millions):

September 30, 2013		December 31, 2012
EaR	VaR	EaR	VaR
25,970	(127,606)	(59,723)	(57,410)

The Group estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by maturity date are as follows (Unit: Korean Won in millions):

	September 30, 2013
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~
Asset:
Loans and receivables	272,049,341	148,194,215	32,877,910	10,234,800	8,870,683	43,133,405	28,738,328
AFS financial assets	18,735,756	3,864,437	2,173,822	1,922,536	2,352,371	7,482,742	939,848
HTM financial assets	17,121,509	1,539,642	1,155,614	1,088,741	1,102,490	11,988,672	246,350

Total	307,906,606	153,598,294	36,207,346	13,246,077	12,325,544	62,604,819	29,924,526

Liability:
Deposits due to customers	209,118,136	102,995,430	33,970,942	24,374,935	18,476,678	28,360,789	939,362
Borrowings	32,549,822	20,031,873	4,126,739	911,584	1,281,823	5,056,418	1,141,385
Debentures	29,390,184	3,480,135	2,861,285	2,690,212	2,418,061	14,097,786	3,842,705

Total	271,058,142	126,507,438	40,958,966	27,976,731	22,176,562	47,514,993	5,923,452

	December 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~
Asset:
Loans and receivables	250,396,445	146,059,995	33,517,048	8,728,299	9,183,141	31,936,840	20,971,122
AFS financial assets	16,978,416	2,597,202	1,887,739	2,034,286	3,481,569	6,157,205	820,415
HTM financial assets	20,219,898	2,787,439	1,667,114	1,843,788	754,810	12,922,657	244,090

Total	287,594,759	151,444,636	37,071,901	12,606,373	13,419,520	51,016,702	22,035,627

Liability:
Deposits due to customers	205,593,901	105,039,354	31,158,697	20,586,299	21,808,598	26,793,029	207,924
Borrowings	34,279,480	23,344,558	3,108,062	641,452	1,769,538	4,303,424	1,112,446
Debentures	29,248,287	3,685,388	2,355,907	1,664,403	2,255,959	16,542,899	2,743,731

Total	269,121,668	132,069,300	36,622,666	22,892,154	25,834,095	47,639,352	4,064,101

3)	Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	September 30, 2013
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	22,747	24,465,873	251,847	2,766,969	8,957	1,574,144	1,005	1,457,868	2,367,081	32,631,935
Financial assets at FVTPL	806	866,751	1,254	13,774	243	42,711	6	9,128	39,449	971,813
AFS financial assets	233	250,479	352	4,104	90	15,768	12	17,816	72,164	360,331
HTM financial assets	10	10,501	—	—	—	—	—	—	15,662	26,163

Total	23,796	25,593,604	253,453	2,784,847	9,290	1,632,623	1,023	1,484,812	2,494,356	33,990,242

Liability
Financial liabilities at FVTPL	243	261,555	1,131	12,429	—	—	1	1,343	882	276,209
Deposits due to customer	8,085	8,694,841	85,081	934,756	11,585	2,036,021	235	341,774	417,419	12,424,811
Borrowings	8,208	8,819,069	117,709	1,293,231	429	75,400	303	439,313	157,211	10,784,224
Debentures	3,401	3,657,630	50,004	549,383	—	—	—	—	686,397	4,893,410
Other financial liabilities	4,714	5,069,643	25,895	284,498	399	70,086	84	121,995	261,207	5,807,429

Total	24,651	26,502,738	279,820	3,074,297	12,413	2,181,507	623	904,425	1,523,116	34,186,083

Off-balance sheet items	10,918	11,744,204	43,082	473,325	2,466	433,333	850	1,233,982	637,306	14,522,150

	December 31, 2012
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	22,804	24,424,877	295,543	3,686,900	9,727	1,671,884	968	1,370,582	1,340,084	32,494,327
Financial assets at FVTPL	983	1,052,795	1,263	15,750	272	46,691	8	11,386	12,450	1,139,072
AFS financial assets	295	316,357	507	6,320	190	32,650	12	17,386	68,226	440,939
HTM financial assets	6	6,557	—	—	—	—	—	—	29,936	36,493

Total	24,088	25,800,586	297,313	3,708,970	10,189	1,751,225	988	1,399,354	1,450,696	34,110,831

Liability:
Financial liabilities at FVTPL	359	384,030	1,600	19,960	—	—	2	2,558	1,976	408,524
Deposits due to customer	7,618	8,159,288	71,800	895,702	9,160	1,574,463	281	397,938	402,981	11,430,372
Borrowings	6,843	7,325,347	154,293	1,934,691	527	90,579	578	819,254	59,941	10,229,812
Debentures	3,691	3,953,731	46,533	580,495	—	—	—	—	613,500	5,147,726
Other financial liabilities	5,552	5,947,139	14,475	180,576	301	51,734	200	282,695	149,960	6,612,104

Total	24,063	25,769,535	288,701	3,611,424	9,988	1,716,776	1,061	1,502,445	1,228,358	33,828,538

Off-balance sheet items	12,395	13,276,171	43,141	538,181	229	39,353	947	1,340,523	650,894	15,845,122

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the consolidated statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	The Group’s maturity analysis of non-derivative financial liabilities and cash flows of principals and interests, by remaining contractual maturities are as follows (Unit: Korean Won in millions):

	September 30, 2013
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	9,743,238	2,091,097	570,567	771,560	368,821	5,383,082	558,111
Deposits due to customers	214,627,133	124,477,255	29,691,205	21,295,069	29,324,542	6,370,965	3,468,097
Borrowings	33,864,647	18,027,526	5,239,174	2,245,881	1,674,608	5,538,049	1,139,409
Debentures	33,007,285	2,778,182	3,153,770	3,336,631	2,872,149	16,828,671	4,037,882
Other financial liabilities	19,849,572	15,240,469	46,590	24,515	20,396	290,783	4,226,819

Total	311,091,875	162,614,529	38,701,306	27,673,656	34,260,516	34,411,550	13,430,318

	December 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	7,338,341	1,083,968	234,054	321,158	380,760	4,869,769	448,632
Deposits due to customers	211,497,328	122,674,483	26,567,208	18,458,350	34,941,662	5,926,613	2,929,012
Borrowings	34,620,082	21,516,560	3,892,520	1,071,822	1,975,378	5,053,413	1,110,389
Debentures	32,306,517	2,672,563	2,641,609	2,144,295	2,637,162	19,130,086	3,080,802
Other financial liabilities	21,515,283	16,199,272	42,032	26,440	34,577	190,800	5,022,162

Total	307,277,551	164,146,846	33,377,423	22,022,065	39,969,539	35,170,681	12,590,997

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2013
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	9,743,238	2,091,097	570,567	771,560	368,821	5,383,082	558,111
Deposits due to customers	213,940,551	137,114,671	31,987,791	19,423,580	17,308,846	5,118,307	2,987,356
Borrowings	33,864,647	18,027,529	5,239,171	2,245,881	1,674,608	5,538,049	1,139,409
Debentures	33,007,285	2,778,182	3,153,770	3,336,631	2,872,149	16,828,671	4,037,882
Other financial liabilities	19,849,572	15,240,469	46,590	24,515	20,396	290,783	4,226,819

Total	310,405,293	175,251,948	40,997,889	25,802,167	22,244,820	33,158,892	12,949,577

	December 31, 2012
	Total	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
Financial liabilities at FVTPL	7,338,341	1,083,968	234,054	321,158	380,760	4,869,769	448,632
Deposits due to customers	210,712,528	136,181,683	29,771,099	17,049,237	20,558,186	4,832,444	2,319,879
Borrowings	34,620,082	21,516,660	3,892,433	1,071,809	1,975,378	5,053,413	1,110,389
Debentures	32,306,517	2,671,397	2,642,775	2,144,295	2,637,162	19,130,086	3,080,802
Other financial liabilities	21,515,283	16,199,272	42,032	26,439	34,577	190,800	5,022,163

Total	306,492,751	177,652,980	36,582,393	20,612,938	25,586,063	34,076,512	11,981,865

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

	Total due	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~
September 30, 2013	3,352,972	2,817,448	53,239	71,931	41,615	281,621	87,118
December 31, 2012	3,938,932	3,409,756	48,261	26,221	42,866	323,113	88,715

4)	Maturity analysis of off-balance accounts are as follows (Unit: Korean Won in millions):

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. Guarantees and loan commitments like guarantees for debenture issuance and guarantees for loans which are financial guarantee provided by the Group have expiration dates. However, under the terms of the guarantees and loan commitments, amounts are funded upon demand by the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	September 30, 2013	December 31, 2012
Guarantees	22,222,493	23,735,411
Loan commitments	88,881,749	91,362,821

Although not included in the maturity tables above, these off-balance sheet transactions may be drawn down within three months which is the earliest date loan commitments can be drawn down or guarantees would be called.

(4)	Capital management

In accordance with financial holding company regulations, the Group is required to maintain a minimum 8% of the capital adequacy ratio with high capital risk. The capital adequacy ratio must correspond to the standard of own capital regulation of BIS and is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the financial statements of a holding company which owns bank as its subsidiary (the “bank holding company”) and its subsidiaries.

The own capital consists of basic capital and supplement capital. Goodwill and others which have only few characteristics as capital under the purposes of capital management are deducted from basic capital or own capital. The basic capital consists of capital, capital surplus, and retained earnings, while the supplement capital includes liabilities which meet regulatory requirements.

The risk weighted assets consist of credit risk weighted and market risk weighted assets. The credit risk weighted assets are calculated by multiplying risk weighted value which is given by credit level of other party on transaction, maturity of bond, collateral and the existence of guarantee by relevant assets. The market risk weighted assets are calculated by multiplying required capital on market risk (e.g. interest rate, stock and foreign currencies) by 12.5. The Group calculates its capital adequacy ratio under Basel I, according to the financial holding company regulations. The Group is maintaining its capital ratio under consolidation over 8% as of September 30, 2013.

Furthermore, the Group also uses an equity-to-assets ratio as an index to manage capital. The equity-to-assets ratio is calculated by dividing total amount of capital by total amount of assets based on the financial statements of bank holding company and its subsidiaries. The Group’s equity-to-assets ratio as of September 30, 2013 and December 31, 2012 are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Shareholders’ equity	23,785,848	23,033,206
Total assets	332,803,114	327,101,814

Equity-to-assets ratio	7.15%	7.04%

5. Operating Segments

The Group’s Chief Operation Decision Maker (the “CODM”) is the Chief Financial Officer of the Group. In evaluating the results of the Group and allocating resources, the CODM utilizes two different sets of financial information. The primary information is prepared per types of customers and the secondary one is set per legal entities. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by types of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: consumer banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Corporate banking: corporate banking divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities;

•	Investment banking: investment banking divisions of subsidiaries, Woori Bank and Woori Investment & Securities;

•	Capital market: capital market (representing securities trading and asset and liability management) divisions of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities; and

•	Headquarter and others: the Company and administration centers of subsidiaries, Woori Bank, Kyongnam Bank, Kwangju Bank and Woori Investment & Securities and other consolidated subsidiaries.

(Unit: Korean Won in millions)

	September 30, 2013
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Total
Assets	87,095,348	116,877,914	6,994,616	45,829,190	98,855,555	355,652,623	(22,849,509)	332,803,114
Liabilities	60,739,396	154,662,156	118,248	38,941,030	54,390,433	308,851,263	166,003	309,017,266

	December 31, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Total
Assets	86,361,530	108,291,394	8,224,846	55,497,656	93,555,908	351,931,334	(24,829,520)	327,101,814
Liabilities	57,101,949	150,281,465	250,945	47,176,210	51,356,339	306,166,908	(2,098,170)	304,068,738

	For the nine months ended September 30, 2013
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Total
Interest income, net	1,541,317	1,983,693	15,608	247,298	587,518	4,375,434	259,190	4,634,624
Interest income	3,043,754	3,764,162	201,211	678,957	1,940,669	9,628,753	13,493	9,642,246
Interest expense	1,487,542	2,144,148	710	316,385	1,302,698	5,251,483	(243,861)	5,007,622
Inter-segment	(14,895)	363,679	(184,893)	(115,274)	(50,453)	(1,836)	1,836	—
Non-interest income, net	543,105	395,511	109,262	(13,680)	645,701	1,679,899	(657,205)	1,022,694
Non-interest income	775,348	581,030	410,357	5,908,920	3,499,235	11,174,890	(253,363)	10,921,527
Non-interest expense	253,163	210,567	296,159	5,906,662	2,828,440	9,494,991	403,842	9,898,833
Inter-segment	20,920	25,048	(4,936)	(15,938)	(25,094)	—	—	—
Other expense	1,812,014	2,274,037	120,400	71,431	815,436	5,093,318	(187,455)	4,905,863
Administrative expense	1,707,826	777,930	40,277	70,566	613,142	3,209,741	(257,943)	2,951,798
Impairment losses on credit loss and others (*)	104,188	1,496,107	80,123	865	202,294	1,883,577	70,488	1,954,065
Operating income	272,408	105,167	4,470	162,187	417,783	962,015	(210,560)	751,455
Non-operating income	(18,091)	(4,463)	32,973	34,145	662,427	706,991	(666,211)	40,780
Net income before income tax expense	254,317	100,704	37,443	196,332	1,080,210	1,669,006	(876,771)	792,235
Income tax expense	58,541	1,125	9,672	49,437	270,264	389,039	(121,796)	267,243
Income from continuing operations	195,776	99,579	27,771	146,895	809,946	1,279,967	(754,975)	524,992
Income from discontinued operations	—	—	—	—	(6,520)	(6,520)	6,520	—
Net income	195,776	99,579	27,771	146,895	803,426	1,273,447	(748,455)	524,992

	For the nine months ended September 30, 2012
	Consumer banking	Corporate banking	Investment banking	Capital market	Others	Sub-total	Inter- segment transaction	Total
Interest income, net	2,002,414	2,307,502	28,132	277,127	452,785	5,067,960	(137,101)	4,930,859
Interest income	3,735,204	4,685,947	297,915	944,965	1,800,027	11,464,058	(592,540)	10,871,518
Interest expense	1,747,165	2,765,304	6,029	480,072	1,397,528	6,396,098	(455,439)	5,940,659
Inter-segment	14,375	386,859	(263,754)	(187,766)	50,286	—	—	—
Non-interest income, net	449,724	440,645	121,415	(24,164)	1,462,252	2,449,872	(735,179)	1,714,693
Non-interest income	941,112	991,653	247,021	4,965,983	3,477,330	10,623,099	(156,221)	10,466,878
Non-interest expense	473,175	578,927	123,672	4,985,370	2,012,083	8,173,227	578,958	8,752,185
Inter-segment	(18,213)	27,919	(1,934)	(4,777)	(2,995)	—	—	—
Other expense	1,829,665	1,936,611	96,449	156,800	812,557	4,832,082	(363,043)	4,469,039
Administrative expense	1,746,598	730,303	45,698	75,810	571,334	3,169,743	(334,163)	2,835,580
Impairment losses on credit losses (*)	83,067	1,206,308	50,751	80,990	241,223	1,662,339	(28,880)	1,633,459
Operating income	622,473	811,536	53,098	96,163	1,102,480	2,685,750	(509,237)	2,176,513
Non-operating income	(17,369)	(77,500)	16,942	414	27,052	(50,461)	52,869	2,408
Net income before income tax expense	605,104	734,036	70,040	96,577	1,129,532	2,635,289	(456,368)	2,178,921
Income tax expense	160,415	194,271	16,732	12,194	172,962	556,574	(51,022)	505,552
Net income	444,689	539,765	53,308	84,383	956,570	2,078,715	(405,346)	1,673,369

(*)	Impairment losses on credit loss and others consist of impairment losses on credit loss, gain (loss) on transactions of loans and receivables and provision (reversal) of provisions.

(2)	Segment by legal entity

The Group’s reporting segments comprise the following legal entities: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment& Securities and others. The reportable segments are classified based on the independent legal entity.

•	Woori Bank: Woori Bank and its consolidated subsidiaries

•	Kyongnam Bank: Kyongnam Bank and its consolidated subsidiaries

•	Kwangju Bank: Kwangju Bank and its consolidated subsidiaries

•	Woori Investment &Securities: Woori Investment &Securities and its consolidated subsidiaries

•	Others: the Company and its other consolidated subsidiaries

(Unit: Korean Won in millions)

	September 30, 2013
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter-segment transaction	Total
Assets	240,521,486	32,272,041	18,958,002	29,769,469	31,537,976	353,058,974	(20,255,860)	332,803,114
Liabilities	222,391,470	30,065,832	17,597,005	26,310,617	14,892,644	311,257,568	(2,240,302)	309,017,266

	December 31, 2012
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter- segment transaction	Total
Assets	248,546,643	28,945,769	18,626,090	24,848,800	27,349,184	348,316,486	(21,214,672)	327,101,814
Liabilities	229,951,702	26,976,680	17,309,578	21,395,292	11,768,454	307,401,706	(3,332,968)	304,068,738

	For the nine months ended September 30, 2013
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter- segment transaction	Total
Interest income, net	3,301,831	487,672	314,469	275,260	196,190	4,575,422	59,202	4,634,624
Interest income	6,872,268	990,374	630,597	532,516	580,332	9,606,087	36,159	9,642,246
Interest expense	3,570,437	502,702	316,128	257,256	384,142	5,030,665	(23,043)	5,007,622
Non-interest income, net	623,588	48,621	23,214	182,272	582,485	1,460,180	(437,486)	1,022,694
Non-interest income	7,308,146	288,504	155,563	2,563,136	1,074,479	11,389,828	(468,301)	10,921,527
Non-interest expense	6,684,558	239,883	132,349	2,380,864	491,994	9,929,648	(30,815)	9,898,833
Other expense	3,476,178	329,977	258,070	396,540	624,539	5,085,304	(179,441)	4,905,863
Administrative expense	1,950,421	227,667	174,104	397,350	409,956	3,159,498	(207,700)	2,951,798
Impairment losses on credit loss and others (*)	1,525,757	102,310	83,966	(810)	214,583	1,925,806	28,259	1,954,065
Operating income	449,241	206,316	79,613	60,992	154,136	950,298	(198,843)	751,455
Non-operating income	44,231	(3,262)	(4,519)	3,190	34,752	74,392	(33,612)	40,780
Net income before income tax expense	493,472	203,054	75,094	64,182	188,888	1,024,690	(232,455)	792,235
Income tax expense	105,362	35,549	11,085	17,317	46,430	215,743	51,500	267,243
Income from continuing operations	388,110	167,505	64,009	46,865	142,458	808,947	(283,955)	524,992
Income from discontinued operations	29,476	—	—	—	(35,997)	(6,521)	6,521	—
Net income	417,586	167,505	64,009	46,865	106,461	802,426	(277,434)	524,992

	For the nine months ended September 30, 2012
	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Investment & Securities	Others	Sub-total	Inter- segment transaction	Total
Interest income, net	3,757,165	482,434	338,217	289,360	59,717	4,926,893	3,966	4,930,859
Interest income	8,252,416	1,011,852	709,086	537,271	418,833	10,929,458	(57,940)	10,871,518
Interest expense	4,495,251	529,418	370,869	247,911	359,116	6,002,565	(61,906)	5,940,659
Non-interest income, net	1,252,384	39,411	39,900	288,968	881,829	2,502,492	(787,799)	1,714,693
Non-interest income	7,788,304	320,347	160,526	2,061,279	1,049,951	11,380,407	(913,529)	10,466,878
Non-interest expense	6,535,920	280,936	120,626	1,772,311	168,122	8,877,915	(125,730)	8,752,185
Other expense	3,353,000	289,164	216,138	406,289	446,728	4,711,319	(242,280)	4,469,039
Administrative expense	1,931,728	209,237	168,538	409,648	346,410	3,065,561	(229,981)	2,835,580
Impairment losses on credit loss and others (*)	1,421,272	79,927	47,600	(3,359)	100,318	1,645,758	(12,299)	1,633,459
Operating income	1,656,549	232,681	161,979	172,039	494,818	2,718,066	(541,553)	2,176,513
Non-operating income	18,423	(8,360)	(9,302)	(15,063)	19,123	4,821	(2,413)	2,408
Net income before income tax expense	1,674,972	224,321	152,677	156,976	513,941	2,722,887	(543,966)	2,178,921
Income tax expense	354,183	49,417	36,165	34,358	22,009	496,132	9,420	505,552
Net income	1,320,789	174,904	116,512	122,618	491,932	2,226,755	(553,386)	1,673,369

(3)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(4)	Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the nine months ended September 30, 2013 and 2012 amounted to 19,883,317 million Won and 20,874,451 million Won, respectively, and revenue from the foreign customers amounted to 680,456 million Won and 463,945 million Won, respectively. Of the Group’s non-current assets (investments in jointly controlled entities and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of September 30, 2013 and December 31, 2012 are 5,057,200 million Won and 5,112,439 million Won, respectively, and foreign subsidiaries are 33,406 million Won and 36,126 million Won, respectively.

6. Restricted Deposits

Details of restricted deposits are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Financial assets at FVTPL:
Korea Finance Security Co., Ltd.	840,368	826,292	Regulation on supervision of securities business
AFS financial assets:
Korea Exchange	9,964	10,176	Collective fund for loss
Loans and receivables:
Due from banks in local currency The Bank of Korea	9,060,697	10,001,184	Reserve deposits
Korea Exchange	501	751	Deposits for required allotted charges
Korea Finance Security Co., Ltd.	512,757	319,345	Regulation on supervision of securities business
Samsung Security and others	39,217	47,592	Margins
Shinhan Bank and others	80	55	Deposits for opening account, etc.
Others	589,697	485,010	Borrowings on collateral, etc.
Due from banks in foreign currencies	—
The Bank of Korea	348,401	484,261	Reserve deposits
Central Bank of Bangladesh, etc.,	453,955	426,429	Reserve deposits
Bank of Tokyo Mitsubishi, etc.	17,750	17,905	Installation deposits of financial institution, etc.
Barclays, etc.	119,526	59,412	Derivative transaction collateral provider, etc.

Sub-total	11,142,581	11,841,944

Total	11,992,913	12,678,412

7. Financial Assets at FVTPL

Financial assets at FVTPL consist of financial assets held for trading and financial assets designated at FVTPL.

(1)	Financial assets held for trading are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Deposits:
Reserve for claims of customers deposits	840,368	826,292
Deposits indexed to gold prices	9,733	5,582

Sub-total	850,101	831,874

Securities:
Debt securities
Korean treasury and government agencies	3,001,741	2,405,378
Financial institutions	5,307,312	4,377,777
Corporates	7,100,921	5,997,825
CP	211,671	3,161,090
Equity securities	866,584	706,306
Beneficiary certificates (*)	1,769,559	755,208
CMA securities	195,000	1,936,507
Others	3,649,478	2,376,404

Sub-total	22,102,266	21,716,495

Derivatives instruments assets:
Interest rate derivatives	1,302,805	1,820,628
Currency derivatives	1,204,308	1,564,671
Equity derivatives	358,312	309,081
Credit derivatives	27,392	28,133
Commodity derivatives	16,113	17,800

Sub-total	2,908,930	3,740,313

Total	25,861,297	26,288,682

(*)	Beneficiary certificates are securities which state beneficiary’s right to receive profit from operation of trusts or funds.

(2)	Financial assets designated at FVTPL as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Equity-linked securities	657,125	651,309
Asset-backed securities	360,499	384,691
Debt securities	4,009	5,305
Equity securities	11,478	11,758
Beneficiary certificates	20,090	—
Structured deposit	—	10,471

Total	1,053,201	1,063,534

8. AFS Financial Assets

AFS financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Debt securities:
Korean treasury and government agencies	3,075,360	2,681,306
Financial institutions	6,676,223	6,049,465
Corporates	4,044,088	4,321,400
Asset-backed securities	308,407	383,209
Foreign currency bonds	198,637	212,895

Sub-Total	14,302,715	13,648,275

Equity securities	2,065,352	2,184,806
Beneficiary certificates	2,936,317	2,853,480
Others	862,432	202,362

Total	20,166,816	18,888,923

9. HTM Financial Assets

HTM financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Korean treasury and government agencies	6,649,942	7,664,773
Financial institutions	2,564,673	3,620,821
Corporates	6,584,435	7,351,726
Foreign currency bonds	26,163	36,493
Securities loaned	—	10,988

Total	15,825,213	18,684,801

10. Loans and Receivables

(1)	Loans and receivables are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Due from banks	13,476,375	14,382,064
Allowances for credit losses	(4,834)	(6,675)
Loans	232,529,114	221,261,656
Allowances for credit losses	(4,107,596)	(3,565,366)
Other receivables	15,434,673	18,503,408
Allowances for credit losses	(316,446)	(299,536)

Total	257,011,286	250,275,551

(2)	Due from banks are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Due from banks in local currency
Due from the Bank of Korea	9,060,697	10,001,184
Due from depository banks	1,962,305	1,905,843
Due from non-depository	387,740	499,536
Due from the Korea Exchange	629,317	393,308
Others	36,266	24,980

Allowance for credit losses	(2,970)	(4,854)

Sub-total	12,073,355	12,819,997

Due from banks in foreign currencies
Due from banks on demand	399,020	648,940
Due from banks on time	483,901	470,316
Others	517,129	437,957

Allowance for credit losses	(1,864)	(1,821)

Sub-total	1,398,186	1,555,392

Total	13,471,541	14,375,389

(3)	Loans are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Loans in local currency	190,645,097	178,386,859
Loans in foreign currencies	9,886,296	10,454,463
Domestic banker’s letter of credit	6,157,664	5,240,805
Credit card accounts	4,521,702	4,500,687
Bills bought in foreign currencies	4,891,428	4,662,700
Bills bought in local currency	1,268,527	887,965
Factoring receivables	218,424	187,421
Advances for customers on guarantees	179,650	128,394
Privately placed bonds	1,068,917	1,448,175
Loans to be converted to equity securities	1,723	1,723
Finance leases	657,057	639,729
Loans for installment	1,985,226	1,811,214
Securitized loans	1,707,621	1,585,005
Loans secured by securities	1,363,865	1,231,035
Call loans	3,778,044	5,377,763
Bonds purchased under resale agreements	3,848,731	4,414,395
Others	349,142	303,323

Gross loans	232,529,114	221,261,656

Allowance for credit losses	(4,107,596)	(3,565,366)

Total	228,421,518	217,696,290

(4)	Other receivables are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
CMA accounts	115,500	3,920
Receivables	11,740,171	14,322,051
Accrued income	1,309,984	1,543,370
Telex and telephone subscription rights and refundable deposits	1,327,692	1,307,725
Other debtors	941,326	1,326,342
Allowance for credit losses	(316,446)	(299,536)

Total	15,118,227	18,203,872

(5)	Changes in allowance for possible credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(327,168)	(2,983,860)	(127,771)	(432,778)	(3,871,577)
Net provision	(178,566)	(1,708,982)	(102,188)	(45,643)	(2,035,379)
Recoveries of written-off loans	(27,276)	(135,804)	(19,022)	(369)	(182,471)
Charge-off	128,191	1,161,168	128,849	1,699	1,419,907
Sales of loans and receivables	9,156	102,124	13	91	111,384
Unwinding effect	14,810	102,159	380	115	117,464
Others	12,334	2,816	296	(3,650)	11,796

Ending balance	(368,519)	(3,460,379)	(119,443)	(480,535)	(4,428,876)

	For the year ended December 31, 2012
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(259,964)	(3,142,902)	(128,718)	(506,638)	(4,038,222)
Net provision	(241,958)	(1,712,347)	(151,565)	(26,416)	(2,132,286)
Recoveries of written-off loans	(53,638)	(187,155)	(33,830)	(401)	(275,024)
Charge-off	190,122	1,839,241	185,545	8,610	2,223,518
Sales of loans and receivables	9,953	152,926	7	963	163,849
Unwinding effect	14,450	107,774	311	577	123,112
Others	13,867	(41,397)	479	90,527	63,476

Ending balance	(327,168)	(2,983,860)	(127,771)	(432,778)	(3,871,577)

11. The Fair Value of Financial Assets and Liabilities

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities.

The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date. The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities and derivatives.

•	Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•	Level 3— fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of factors specific to the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2013
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits
Reserve for claims of customers’ deposits	—	840,368	—	840,368
Deposits indexed to gold prices	9,733	—	—	9,733
Debt securities
Korean treasury and government agencies	1,700,775	1,300,966	—	3,001,741
Financial institutions	—	5,307,312	—	5,307,312
Corporates	—	7,100,921	—	7,100,921
CP	—	211,671	—	211,671
Equity securities	730,325	136,259	—	866,584
Beneficiary certificates	1,408,998	360,561	—	1,769,559
CMA securities	—	195,000	—	195,000
Others	227,287	3,406,585	15,606	3,649,478
Derivatives instruments assets:
Interest rate derivatives	—	1,257,732	45,073	1,302,805
Currency derivatives	—	1,203,910	398	1,204,308
Equity derivatives	6,229	127,240	224,843	358,312
Credit derivatives	—	10,696	16,696	27,392
Commodity derivatives	97	4,744	11,272	16,113
Financial assets designed at FVTPL
Equity-linked securities	—	128,044	529,081	657,125
Asset-backed securities	—	360,499	—	360,499
Debt securities	—	—	4,009	4,009
Equity securities	718	—	10,760	11,478
Beneficiary certificates	—	20,090	—	20,090
AFS financial assets
Debt securities
Korean treasury and government agencies	2,835,453	239,907	—	3,075,360
Financial institutions	—	6,676,223	—	6,676,223
Corporates	—	4,036,726	7,362	4,044,088
Asset-backed securities	—	308,407	—	308,407
Foreign currency bonds	20,037	176,879	1,721	198,637
Equity securities	331,010	—	1,734,342	2,065,352
Beneficiary certificates	—	2,565,499	370,818	2,936,317
Others	500,436	260,704	101,292	862,432
Derivative assets	—	217,223	—	217,223
Financial liabilities:
Financial liabilities held for trading
Deposits
Gold banking liabilities	9,724	—	—	9,724
Borrowings
Warrants in short position	2,414	—	—	2,414
Securities in short position	1,325,458	137,511	—	1,462,969
Derivative liabilities
Interest rate derivatives	—	1,319,388	46,770	1,366,158
Currency derivatives	—	1,060,257	558	1,060,815
Stock derivatives	1,250	134,561	497,189	633,000
Credit derivatives	—	480	10,128	10,608
Commodity derivatives	4,984	4,849	74,506	84,339
Financial liabilities designated at FVTPL	—	2,482,694	5,528,824	8,011,518
Borrowings	—	202,572	—	202,572
Debentures
Derivative liabilities	—	21,294	—	21,294

	December 31, 2012
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits
Reserve for claims of customers’ deposits	—	826,292	—	826,292
Deposits indexed to gold prices	5,582	—	—	5,582
Debt securities
Korean treasury and government agencies	1,951,591	453,787	—	2,405,378
Financial institutions	—	4,377,777	—	4,377,777
Corporates	—	5,997,825	—	5,997,825
CP	—	3,161,090	—	3,161,090
Equity securities	706,306	—	—	706,306
Beneficiary certificates	664,533	90,675	—	755,208
CMA securities	—	1,936,507	—	1,936,507
Others	105,000	2,271,404	—	2,376,404
Derivatives instruments assets:
Interest rate derivatives	—	1,765,081	55,547	1,820,628
Currency derivatives	—	1,564,243	428	1,564,671
Equity derivatives	2,910	89,549	216,622	309,081
Credit derivatives	—	9,988	18,145	28,133
Commodity derivatives	1,264	6,261	10,275	17,800
Financial assets designed at FVTPL
Equity linked securities	—	58,180	593,129	651,309
Asset-backed securities	—	337,701	46,990	384,691
Debt securities	—	—	5,305	5,305
Equity securities	637	—	11,121	11,758
Structured deposit	—	10,471	—	10,471
AFS financial assets
Debt securities
Korean treasury and government agencies	2,608,348	72,958	—	2,681,306
Financial institutions	—	6,049,465	—	6,049,465
Corporates	—	4,309,381	12,019	4,321,400
Asset-backed securities	—	383,209	—	383,209
Foreign currency bonds	19,143	192,038	1,714	212,895
Equity securities	268,027	—	1,916,779	2,184,806
Beneficiary certificates	—	2,466,899	386,581	2,853,480
Others	20,413	51,704	130,245	202,362
Derivative assets	—	281,069	—	281,069

	December 31, 2012
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial liabilities:
Financial liabilities held for trading
Deposits
Gold banking liabilities	5,583	—	—	5,583
Borrowings
Warrants in short position	3,197	2,130	—	5,327
Securities in short position	788,461	629	—	789,090
Derivative liabilities
Interest rate derivatives	—	1,838,742	55,788	1,894,530
Currency derivatives	—	1,401,426	—	1,401,426
Equity derivatives	1,492	—	408,043	409,535
Credit derivatives	—	358	16,281	16,639
Commodity derivatives	421	6,624	8,141	15,186
Financial liabilities designated at FVTPL
Borrowings	—	1,664,566	4,468,429	6,132,995
Debentures	—	315,454	—	315,454
Derivative liabilities	—	38,000	—	38,000

(*1)	There is no transferred between Level 1 and Level 2 of financial assets and liabilities measured at fair value.
(*2)	Certain AFS unquoted equity securities were measured at cost as of September 30, 2013 and December 31, 2012 in the amounts of 202,506 million Won and 234,161 million Won, respectively. These unquoted equity instruments mostly represent minority investments in special purposed entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value was not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Group has no intention to dispose these investments in the foreseeable future.

Financial assets and liabilities designated at FVTPL, held-for-trading financial assets and liabilities, AFS financial assets, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using alternative assumptions and developing fair value measurement methods. Alternative assumptions and fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement methods	Alternative assumptions
Financial assets and liabilities at FVTPL	Discounting cash flow etc.	Risk-free market yield, forward rate
Held-for-trading financial assets and liabilities and AFS financial assets	Dividend discount model etc.	Beta
Derivative assets and liabilities	Discount cash flow etc.	Risk-free market yield, forward rate, implicit volatility of options

Measurement methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Measurement methods	Inputs	Range
Derivatives assets	Option pricing model and	Correlation Coefficient	-1 ~ 1
	others	Historical Volatility	0% ~ 70%
Derivatives liabilities	Option pricing model and	Correlation Coefficient	-1 ~ 1
	others	Historical Volatility	0% ~ 70%
AFS financial assets	External valuation price and others	Expected growth rate and others	0% ~ 1%
		Discount rate	-1% ~ 1%

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in a fair value measurement are incorporated through a system of the Group.

(3)	Changes in financial assets and liabilities classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013
	January 1, 2013	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3	September 30, 2013
Financial assets:
Financial assets held for trading
Others	—	(2,241)	—	—	(2,520)	20,367	15,606
Derivatives instruments assets
Interest rate derivatives	55,547	(5,000)	—	—	(5,474)	—	45,073
Currency derivatives	428	(32)	—	(30)	32	—	398
Equity derivatives	216,622	91,892	—	34,239	(117,910)	—	224,843
Credit derivatives	18,145	10,989	—	—	(12,438)	—	16,696
Commodity derivatives	10,275	9,981	—	(553)	(8,431)	—	11,272
Financial assets designed at FVTPL
Equity-linked securities	593,129	30,023	—	201,394	(295,465)	—	529,081
Asset-backed securities	46,990	—	—	—	(46,990)	—	—
Debt securities	5,305	367	—	—	(1,663)	—	4,009
Equity securities	11,121	795	—	1,912	(3,068)	—	10,760
AFS financial assets
Debt securities
Corporates	12,019	(7,684)	3,027	—	—	—	7,362
Foreign currency bonds	1,714	7	—	—	—	—	1,721
Equity securities(*2)(*3)	1,916,779	(24,536)	(42,215)	111,484	(118,069)	(109,101)	1,734,342
Beneficiary certificates(*2)	386,581	(12,771)	13,285	63,135	(17,564)	(61,848)	370,818
Others(*2)	130,245	(4,846)	1,605	4,666	(878)	(29,500)	101,292
Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	55,788	(4,043)	—	64	(5,039)	—	46,770
Currency derivatives	—	527	—	31	—	—	558
Equity derivatives	408,043	53,640	—	232,249	(196,743)	—	497,189
Credit derivatives	16,281	(2,165)	—	—	(3,988)	—	10,128
Commodity derivatives	8,141	61,284	—	3,462	1,619	—	74,506
Financial liabilities designated at FVTPL
Borrowings	4,468,429	131,082	—	3,517,236	(2,587,923)	—	5,528,824

(*1)	Including 154,403 million Won of loss which were recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the comprehensive income statements.
(*2)	AFS financial assets were transferred into or out of level 3 upon the changes in the degree of subjectivity and uncertainty used to measure fair values for the AFS financial assets. The Group recognize transfers between levels at quarterly end of reporting period when events or conditions changes.
(*3)	100,168 million Won of AFS financial assets were transferred out of level 3 upon the change in the fair value measurement of the assets by using quoted prices in the active market. The Group recognize transfers between levels at quarterly end of reporting period when events or conditions changes.

	For the year ended December 31, 2012
	January 1, 2012	Net income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or from level 3	December 31, 2012
Financial assets:
Financial assets held for trading
Derivatives instruments assets
Interest rate derivatives	13,776	42,023	—	—	(252)	—	55,547
Currency derivatives	1,475	(439)	—	—	(608)	—	428
Equity derivatives	54,356	173,500	—	132,006	(143,240)	—	216,622
Credit derivatives	14,541	5,390	—	—	(1,786)	—	18,145
Commodity derivatives	7,484	4,784	—	808	(2,801)	—	10,275
Financial assets designed at FVTPL
Equity linked securities	448,791	116,826	—	294,621	(267,109)	—	593,129
Asset-backed securities	49,362	(2,372)	—	—	—	—	46,990
Debt securities	—	—	—	5,305	—	—	5,305
Equity securities	11,220	(88)	(442)	4,110	(3,679)	—	11,121
AFS Financial Assets
Debt securities
Financial institutions	8,800	—	—	—	(8,800)	—	—
Corporates	15,046	—	5,087	—	(8,114)	—	12,019
Foreign currency bonds	1,845	(131)	—	—	—	—	1,714
Equity securities(*2)	2,373,622	340,356	(354,390)	195,418	(635,333)	(2,894)	1,916,779
Beneficiary certificates(*2)	265,155	66,114	(52,244)	66,006	(124,669)	166,219	386,581
Others	93,639	183	(1,458)	167,456	(126,757)	(2,818)	130,245
Financial liabilities:
Financial liabilities held for trading
Derivative liabilities
Interest rate derivatives	12,809	41,056	—	1,923	—	—	55,788
Equity derivatives	516,330	(204,394)	—	101,998	(5,891)	—	408,043
Credit derivatives	14,251	(4,004)	—	6,034	—	—	16,281
Commodity derivatives	6,217	(1,044)	—	3,099	(131)	—	8,141
Financial liabilities designated at FVTPL
Borrowings	2,897,551	715,381	—	3,620,109	(2,764,612)	—	4,468,429

(*1)	Including 239,402 million Won of loss which were recognized in net gain (loss) on financial instruments at FVTPL or loss and net gain (loss) on AFS financial assets in the comprehensive income statements.
(*2)	AFS financial assets were transferred into or out of level 3 upon the changes in the degree of subjectivity and uncertainty used to measure fair values for the AFS financial assets. The Group recognize transfers between levels at quarterly end of reporting period when events or conditions changes.

(4)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2013		December 31, 2012
	Fair value	Book value	Fair value	Book value
Financial assets:
HTM financial assets	16,053,942	15,825,213	19,012,558	18,684,801
Loans and receivables	259,834,850	257,011,286	252,246,054	250,275,551
Financial liabilities:
Deposits due to customers	208,374,367	208,401,510	203,130,671	204,209,580
Borrowings	32,526,650	32,509,845	33,551,823	33,479,716
Debentures	29,258,969	28,194,725	29,259,306	27,959,969
Other financial liabilities	25,952,157	25,217,249	25,485,276	25,544,410

(5)	Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which result from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) equity derivatives and interest rate derivatives which fair value changes are recognized as current income; (2) equity securities, debt securities, and beneficiary certificates which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments for the nine months ended September 30, 2013 (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets (*1)	30,715	(40,712)	—	—
Financial assets designed at FVTPL
Equity-linked securities (*1)	3,282	(486)	—	—
AFS Financial Assets
Equity securities (*2)	—	—	207,488	(98,504)
Beneficiary certificates (*3)	—	—	1,488	(1,434)
Others (*3)	—	—	107	(105)

Total	33,997	(41,198)	209,083	(100,043)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)	41,908	(44,168)	—	—
Financial liabilities designated at FVTPL
Borrowings – equity linked instruments (*4)	34,488	(34,351)	—	—

Total	76,396	(78,519)	—	—

	For the year ended December 31, 2012
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives instruments assets (*1)	33,816	(32,959)	—	—
Financial assets designed at FVTPL
Equity-linked securities (*1)	4,613	(798)	—	—
AFS Financial Assets
Equity securities (*2)	—	(1,004)	210,709	(85,205)
Beneficiary certificates (*3)	—	—	1,953	(1,896)

Total	38,429	(34,761)	212,662	(87,101)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)	31,815	(30,414)	—	—
Financial liabilities designated at FVTPL
Borrowings – equity linked instruments (*4)	16,254	(26,984)	—	—

Total	48,069	(57,398)	—	—

(*1)	Fair value changes of derivatives instruments assets, derivative liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation by 10%, respectively. The volatility of historical stock price and correlation are major unobservable variables.
(*2)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*3)	Fair value changes of beneficiary certificates and other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which is underlying assets and discount rate by 1%. The price fluctuation of trust property and discount rate are major unobservable variables.
(*4)	Fair value changes of borrowings including equity linked securities in short position and other derivative combined securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation by 10%, respectively. The historical fluctuation rate of stock price and correlation are major unobservable variables.

(6)	Derecognition of financial assets

Before the adoption of IFRS, the Group derecognized certain loans in the consolidated financial statements under the previous generally accepted accounting principles (the “K-GAAP”) for which it has continuing participation. When the Group neither transfers, nor retains substantially all of the risks and rewards of ownership of a financial asset, and retains control of that asset, the Group continues to recognise the asset to the extent of its continuing involvement. The nature of participation, book value and fair value of loans and maximum exposure of losses incurred from the continuous participation are as follows:

	September 30, 2013
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
KAMCO tenth Asset Securitization Specialty (“KAMCO specialty”)	Acquisition of subordinated bonds issued by KAMCO specialty	1,746	1,864	1,746

Conditional disposal of loans to KAMCO (*)	Guarantee against loss on transferred assets by the Group	—	—	709

	December 31, 2012
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
KAMCO tenth Asset Securitization Specialty (“KAMCO specialty”)	Acquisition of subordinated bonds issued by KAMCO specialty	1,746	1,930	1,746

Conditional disposal of loans to KAMCO (*)	Guarantee against loss on transferred assets by the Group	—	—	709

(*)	KAMCO is still in the process of collecting cash flows related to the transferred assets and the maximum exposure to loss represents the carrying amounts of the assets at the date when they were transferred to KAMCO. Under K-GAAP, the Group derecognized the transferred assets although the Group retains and continues to retain substantially all such risks and rewards and according to the transition exemptions in IFRS 1, the Group did not reassess the derecognition criteria for these transfers.

In addition, financial instruments such as bonds sold under repurchase agreements and loaned securities not derecognized entirely are described in Note 17.

(7)	Financial assets and liabilities subject to offsetting, enforceable master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

The Group possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Group’s statements of financial position and loans and receivables, respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. Also, the Group has entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Group recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables.

	September 30, 2013
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	3,501,109	—	3,501,109	11,405,103	352,152	440,047
Receivable spot exchange (*2)	8,696,193	—	8,696,193
Bonds purchased under resale agreements (*2)	3,841,938	—	3,841,938	3,841,938	—	—
Domestic exchanges receivable (*2)	27,644,954	26,966,068	678,886	—	—	678,886

Total	43,684,194	26,966,068	16,718,126	15,247,041	352,152	1,118,933

	September 30, 2013
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,667,247	—	3,667,247	11,357,046	60,041	945,718
Payable spot exchange (*3)	8,695,558	—	8,695,558
Bonds sold under repurchase agreements (*4)	9,356,763	—	9,356,763	9,356,763	—	—
Borrowed security (Securities in short position) (*4)	102,069	—	102,069	102,069	—	—
Domestic exchanges payable (*3)	28,522,412	26,966,068	1,556,344	1,500,851	—	55,493

Total	50,344,049	26,966,068	23,377,981	22,316,729	60,041	1,001,211

(*1)	Includes derivatives held for trading, derivatives for hedging and equity linked securities related to derivatives
(*2)	Are included in loans and receivables
(*3)	Are included in other financial liabilities
(*4)	Are included in borrowings

	December 31, 2012
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	4,352,505	—	4,352,505	15,433,648	145,561	598,004
Receivable spot exchange (*2)	11,824,708	—	11,824,708
Bonds purchased under resale agreements (*2)	4,414,395	—	4,414,395	4,414,395	—	—
Domestic exchanges receivable (*2) (*5)	29,754,447	28,562,205	1,192,242	—	—	1,192,242

Total	50,346,055	28,562,205	21,783,850	19,848,043	145,561	1,790,246

	December 31, 2012
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	4,645,636	—	4,645,636	15,232,940	370,047	866,633
Payable spot exchange (*3)	11,823,984	—	11,823,984
Bonds sold under repurchase agreements (*4)	8,372,522	—	8,372,522	8,372,522	—	—
Domestic exchanges payable (*3) (*5)	28,762,889	28,562,206	200,683	59,332	—	141,351

Total	53,605,031	28,562,206	25,042,825	23,664,794	370,047	1,007,984

(*1)	Includes derivatives held for trading, derivatives for hedging and equity linked securities related to derivatives
(*2)	Are included in loans and receivables
(*3)	Are included in other financial liabilities
(*4)	Are included in borrowings
(*5)	Some domestic exchanges receivable and domestic exchanges payable are net amounts.

12. Investments in Jointly Controlled Entities and Associates

(1)	Investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)
Subsidiaries	Main business	September 30, 2013	December 31, 2012
Woori Finance Holdings:
Woori Aviva Life Insurance Co., Ltd. (*1)	Life insurance	51.6	51.6
Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Financial, Woori Investment & Securities and Woori Private Equity Fund:
Woori Blackstone Korea Opportunity Private Equity Fund I	Finance	44.6	44.6
Woori Bank, Kyongnam Bank and Kwangju Bank:
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.0	9.0
Woori Bank, Woori Investment & Securities:
DKT (*5) (*6)	Manufacturing	28.2	—
Woori Bank, Woori F&I:
KAMCO Fifth Asset Securitization Specialty	Asset securitization	49.0	49.0
Woori Bank and Woori Private Equity Fund:
Phoenix Digital Tech Co., Ltd. (*10)	Semiconductor equipment	63.1	63.1
Woori Bank:
Korea Finance Security Co., Ltd. (*2) (*5)	Security service	15.3	15.3
Woori Service Networks Co., Ltd. (*2) (*5)	Freight & staffing services	4.9	4.9
Kumho Tire Co., Inc. (*3)	Manufacturing	12.5	17.8
United PF 1st Corporate Financial Stability (*2)	Finance	18.0	18.0
Chin Hung International Inc. (*5) (*9)	Construction	26.7	27.8
Poonglim Industrial Co., Ltd. (*5)	"	30.1	31.6
Keojinitem Co., Ltd. (*4)	Manufacturing	23.0	—
Woori Investment & Securities:
Woori New Alpha Fund (*1)	Investments	70.0	—
Woori F&I:
Woori SB Eleventh Asset Securitization Specialty	Asset securitization	45.0	45.0
Woori SB Twelfth Asset Securitization Specialty	"	40.0	40.0
Woori BC Pegasus Asset Securitization Specialty	"	30.0	30.0
Woori Stream Fourth Asset Securitization Specialty	"	40.0	40.0
Woori EA First Asset Securitization Specialty	"	40.0	40.0
Woori EA Second Asset Securitization Specialty	"	40.0	40.0
Woori EA Sixth Asset Securitization Specialty	"	40.0	40.0
Woori EA Seventh Asset Securitization Specialty	"	45.0	45.0
Woori EA Ninth Asset Securitization Specialty	"	40.0	40.0
Woori EA Eleventh Asset Securitization Specialty	"	45.0	45.0
Woori EA Sixteenth Asset Securitization Specialty	"	30.0	30.0
Woori EA Seventeenth Asset Securitization Specialty	"	45.0	45.0
WR Loan Inc.	Other financial business	49.0	49.0
KAMCO Sixth Asset Securitization Specialty	"	45.0	45.0
KAMCO Seventh Asset Securitization Specialty	"	45.0	45.0
Woori Fine First Asset Securitization Specialty	"	45.0	45.0
Woori Fine Second Asset Securitization Specialty	"	40.0	40.0
Woori Fine Third Asset Securitization Specialty (*9)	"	45.0	—

		Percentage of ownership (%)
Subsidiaries	Main business	September 30, 2013	December 31, 2012
Woori HB Third Asset Securitization Specialty	"	40.0	40.0
Woori EA Nineteenth Asset Securitization Specialty	"	40.0	40.0
Woori KA First Asset Securitization Specialty	Asset securitization	45.0	45.0
Chungdo Woori Century Security Corp., Ltd.	Other financial business	49.5	49.5
Woori Private Equity Fund:
Woori Renaissance Holdings (*1)	Other financial business	51.6	51.6
Woori Private Equity
Woori Columbus First PEF(*8)	Other financial business	2.0	—
MARS Second:
Seoul Lakeside Co., Ltd. (*5)	Hotel	47.5	47.5

(*1)	Woori Aviva Life Insurance Co. Ltd. is accounted for using the equity method as the investee is subject to joint control in accordance with the joint agreement with Aviva International Holdings Limited (“Aviva”), decision making on operating, investment and financing activities are made by the board members whom the Company and Aviva can have rights to appoint half of the board of directors, respectively. Woori Renaissance Holdings is accounted for using the equity method as the investee subject to joint control in accordance with the joint agreement between Woori Private Equity Fund and Woori Renaissance Private Equity Fund, by contractual commitment, respectively. Woori New Alpha Fund is accounted for using the equity method as the investee subject to joint control in accordance with the joint agreement between Woori Absolute Partners PTE, Ltd. and Woori New Alpha Fund, by contractual commitment.
(*2)	Woori Bank, a subsidiary of the Company, can participate in decision making body and can exercise significant influence over Korea Credit Bureau Co., Ltd. and the United PF 1st Corporate Financial Stability through business partnerships. Important transactions of Korea Finance Security Co., Ltd and Woori Service Network Co., Ltd. are mainly arranged with Group.
(*3)	Woori Bank has significant influence because it has potential voting rights on Kumho Tire Co., Inc. which are estimated about 27.6% when exercised.
(*4)	Woori Bank acquired shares over 20% for the nine months ended September 30, 2013 and earlier by using debt to equity swap. The book value of investment assets was zero when Woori bank debt-to-equity swap occurred.
(*5)	Seoul Lakeside Co., Ltd. was consolidated by using financial information based on the financial statements as of December 31, 2012. There is no significant effect due to transactions and events which have occurred subsequent to December 31, 2012. DKT and Poonglim Industrial Co., Ltd. were consolidated by using financial information based on the financial statements as of June 30, 2013. There is no significant effect due to transactions and events which have occurred subsequent to June 30, 2013. Korea Finance Security Co., Ltd., Woori Service Networks Co., Ltd. and Chin Hung International Inc. were consolidated by using financial information based on the financial statements as of August 31, 2013. There is no significant effect due to transactions and events which have occurred subsequent to August 31, 2013.
(*6)	The Group has significant influence. Considering both Woori Bank’s participation in the capital increase and Woori Investment & Securities’ current stock ownership, the Group is owning more than 20% shares of the entity as of September 30, 2013.
(*7)	The Group acquired additional voting power on the entity which resulted in obtaining significant influence over the entity.
(*8)	Woori Private Equity has significant influence over the policy making process, including the participation in decision for dividends and etc., as a partner with unlimited liability.
(*9)	The number of shares has been reduced due to the unequal stock redemption as of September 30, 2013.
(*10)	The Group holds more than 50% of the ownership, but its actual ownership in the voting rights amounts to 49%.

(2)	Changes in the carrying value of investments in jointly controlled entities and associates accounted for using the equity method are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013
	Acquisition cost	January 1, 2013	Share of profits (losses)	Acquisition	Dispositon and others	Dividends	Capital	Other changes	September 30, 2013
Woori Aviva Life Insurance Co., Ltd.	110,098	122,406	1,490	—	—	—	(7,831)	—	116,065
Woori Blackstone Korea Opportunity First	187,542	207,036	2,418	—	(47,664)	(12,868)	—	—	148,922
Korea Credit Bureau	4,500	3,931	388	—	—	—	—	—	4,319
DKT	50,000	—	(519)	50,000	—	—	(652)	—	48,829
KAMCO Fifth Asset Securitization Specialty	8,736	16,579	(5,091)	—	—	—	—	—	11,488
Phoenix Digital Tech Co., Ltd.	10,997	1,859	(2,645)	—	—	—	4,177	—	3,391
Korea Finance Security Co., Ltd.	758	4,244	(205)	—	—	(55)	—	—	3,984
Woori Service Networks Co., Ltd.	24	129	2	—	—	(7)	—	—	124
Kumho Tire Co., Inc. (*1)	93,003	156,028	16,476	—	(30,597)	—	(4,179)	(3,379)	134,349
United PF 1st Corporate financial stability	191,617	201,364	3,595	—	—	—	—	—	204,959
Chin Hung International Inc. (*1)	60,275	56,223	(9,417)	—	—	—	919	(1,085)	46,640
Poonglim Industrial Co., Ltd.	13,956	14,476	(10,505)	—	(521)	—	1	6,179	9,630
Woori New Alpha Fund (*3)	20,370	—	(190)	—	—	—	—	20,370	20,180
Woori SB Eleventh Asset Securitization Specialty	2,026	787	(35)	—	—	—	—	—	752
Woori SB Twelfth Asset Securitization Specialty	3,077	2,030	(28)	—	—	—	—	—	2,002
Woori BC Pegasus Asset Securitization Specialty (*2)	2,908	—	1,422	—	—	—	—	(1,422)	—
Woori Stream Fourth Asset Securitization Specialty	1,250	787	562	—	(800)	—	—	—	549
Woori EA First Asset Securitization Specialty (*2)	400	—	457	—	—	(60)	—	(397)	—
Woori EA Second Asset Securitization Specialty (*2)	400	—	(271)	—	—	—	—	271	—
Woori EA Sixth Asset Securitization Specialty (*2)	400	—	(772)	—	—	—	—	772	—
Woori EA Seventh Asset Securitization Specialty	1,611	2,324	6	—	—	(432)	—	—	1,898
Woori EA Ninth Asset Securitization Specialty	400	1,383	636	—	—	(840)	—	—	1,179
Woori EA Eleventh Asset Securitization Specialty	9,905	14,170	104	—	—	(1,830)	—	—	12,444
Woori EA Sixteenth Asset Securitization Specialty	5,400	4,902	(1,829)	—	—	—	—	—	3,073
Woori EA Seventeenth Asset Securitization Specialty	4,950	4,583	(2,417)	—	—	—	—	—	2,166
WR Loan Inc.	5	31	25	—	—	—	—	—	56
KAMCO Sixth Asset Securitization Specialty	5,314	6,499	(94)	—	(3,865)	(1,364)	(5)	—	1,171
KAMCO Seventh Asset Securitization Specialty	390	198	(10)	—	—	—	—	—	188
Woori Fine First Asset Securitization Specialty	13,447	11,400	9,774	—	(9,900)	(10,942)	—	—	332
Woori Fine Second Asset Securitization Specialty	5,040	5,106	1,268	—	—	(202)	—	—	6,172
Woori Fine Third Asset Securitization Specialty	7,695	—	188	7,695	—	—	(2)	—	7,881
Woori HB Third Asset Securitization Specialty	234	233	55	—	—	(304)	—	16	—
Woori EA Nineteenth Asset Securitization Specialty	400	406	2,178	—	—	(600)	—	—	1,984
Woori KA First Asset Securitization Specialty	4,500	4,500	2,204	—	—	—	—	—	6,704
Chungdo Woori Century Security Corp.	8,187	9,199	45	—	—	—	194	—	9,438
Woori Renaissance Holdings	63,000	38,800	785	—	—	—	—	—	39,585
Woori Columbus First PEF	1,200	—	164	1,200	—	—	—	—	1,364
Seoul Lakeside Co., Ltd.	198,450	146,317	3,026	—	—	—	—	—	149,343

	1,092,465	1,037,930	13,240	58,895	(93,347)	(29,504)	(7,378)	21,325	1,001,161

	For the year ended December 31, 2012
	Acquisition cost	January 1, 2012	Share of profits (losses)	Acquisition	Disposition and others	Dividends	Capital	Other changes	December 31, 2012
Woori Aviva Life Insurance Co., Ltd.	110,098	114,858	460	—	—	—	10,195	(3,107)	122,406
Woori Blackstone Korea Opportunity First	187,542	159,631	20,266	32,345	(1,403)	(3,803)	—	—	207,036
Korea Credit Bureau	4,500	3,912	283	—	—	—	(264)	—	3,931
KAMCO Fifth Asset Securitization Specialty	8,736	13,658	2,921	—	—	—	—	—	16,579
Korea Finance Security Co., Ltd.	758	3,468	831	—	—	(55)	—	—	4,244
Woori Service Networks Co., Ltd.	24	98	38	—	—	(7)	—	—	129
Kumho Tire Co., Inc. (*1)	113,204	111,357	16,647	—	—	—	3,323	24,701	156,028
United PF 1st Corporate financial stability	191,617	149,099	8,815	43,617	—	—	—	(167)	201,364
Poonglim Industrial Co., Ltd.	14,476	—	—	14,476	—	—	—	—	14,476
Chin Hung International Inc. (*1)	60,275	—	(4,103)	60,275	—	—	51	—	56,223
Woori SB Fifth Asset Securitization Specialty	—	981	31	—	(1,012)	—	—	—	—
Woori SB Eleventh Asset Securitization Specialty	2,026	811	(24)	—	—	—	—	—	787
Woori SB Twelfth Asset Securitization Specialty	3,077	3,954	76	—	—	—	(2,000)	—	2,030
Woori BC Pegasus Asset Securitization Specialty (*2)	2,908	—	(121)	—	—	—	—	121	—
Woori Stream Third Asset Securitization Specialty	—	949	29	—	(978)	—	—	—	—
Woori Stream Fourth Asset Securitization Specialty	1,250	505	282	—	—	—	—	—	787
Woori HB First Asset Securitization Specialty	—	939	—	—	(186)	(753)	—	—	—
Woori Piastone Bridge Asset Securitization Specialty (*2)	40	1,136	203	—	—	(468)	(1,077)	206	—
Woori EA First Asset Securitization Specialty (*2)	400	—	335	—	—	(57)	—	(278)	—
Woori EA Second Asset Securitization Specialty (*2)	400	—	(177)	—	—	—	—	177	—
Woori EA Sixth Asset Securitization Specialty (*2)	400	—	248	—	—	(245)	—	(3)	—
Woori EA Seventh Asset Securitization Specialty	1,611	2,227	624	—	—	(527)	—	—	2,324
Woori EA Ninth Asset Securitization Specialty	400	3,660	748	—	—	(3,025)	—	—	1,383
Woori EA Eleventh Asset Securitization Specialty	9,905	10,901	4,655	—	—	(1,386)	—	—	14,170
Woori EA Sixteenth Asset Securitization Specialty	5,400	—	(498)	5,400	—	—	—	—	4,902
Woori EA Seventeenth Asset Securitization Specialty	4,950	—	(367)	4,950	—	—	—	—	4,583
CW Two Partners Co., Ltd.	—	6	(1)	—	(5)	—	—	—	—
WR Loan Inc.	5	—	26	—	—	—	—	5	31
KAMCO Sixth Asset Securitization Specialty	5,314	7,183	1,432	—	—	(2,116)	—	—	6,499
KAMCO Seventh Asset Securitization Specialty	390	1,089	9	—	—	—	(900)	—	198
Woori Fine First Asset Securitization Specialty	13,447	17,485	1,232	—	—	(1,917)	(5,400)	—	11,400
Woori Fine Second Asset Securitization Specialty	5,040	—	66	5,040	—	—	—	—	5,106
Woori HB Third Asset Securitization Specialty	234	—	(1)	234	—	—	—	—	233
Woori EA Nineteenth Asset Securitization Specialty	400	—	6	400	—	—	—	—	406
Woori KA First Asset Securitization Specialty	4,500	—	—	4,500	—	—	—	—	4,500
Chungdo Woori Century Security Corp.	8,187	9,418	320	—	—	—	(539)	—	9,199
Phoenix Digital Tech Co., Ltd.	10,997	—	2,319	1,872	—	—	(2,731)	399	1,859
Woori Renaissance Holdings	63,000	32,516	5,681	—	—	—	603	—	38,800
Bonghwang Semiconductor Yuhan Gongsa	11,905	12,001	(57)	—	(12,053)	—	109	—	—
Sempio Foods Company	6,810	54,260	—	—	(45,167)	(366)	(804)	(7,923)	—
Seoul Lakeside Co., Ltd.	198,450	212,131	5,433	—	(71,247)	—	—	—	146,317

	1,052,676	928,233	68,667	173,109	(132,051)	(14,725)	566	14,131	1,037,930

(*1)	The market value of Kumho Tire Co. Inc. allocated to Woori Bank per its’ ownership interests amounts to 227 billion Won and 293 billion Won as of September 30, 2013 and December 31, 2012, respectively. The market value of Chin Hung International Inc. allocated to Woori Bank per its’ ownership interest amounts to 47 billion Won and 81 billion Won as of September 30, 2013 and December 31, 2012, respectively.
(*2)	The valuation of these investments in associates which are accounted for using the equity method account is discontinued since the associates have recorded accumulated deficits in equity. Therefore, the amount of accumulated deficits is deducted from the loans that are related to the respective associates.
(*3)	The entity has been reclassified from AFS financial assets to investments in jointly controlled entities and associates accounted for using the equity method for the nine months ended September 30, 2013.

(3)	Financial information relating to investments in jointly controlled entities and associates accounted for using the equity method is as follows (Unit: Korean Won in millions):

	September 30, 2013
	Assets	Liabilities	Operating revenue	Net income
Woori Aviva Life Insurance Co., Ltd.	4,300,904	4,133,342	644,411	3,788
Woori Blackstone Korea Opportunity First	333,016	1,088	13,790	5,450
Korea Credit Bureau Co., Ltd.	58,525	11,027	35,618	5,906
DKT	476,498	344,359	106,311	(7,904)
KAMCO Fifth Asset Securitization Specialty	66,910	43,437	603	(10,390)
Phoenix Digital Tech Co., Ltd.	29,976	24,496	26,074	500
Korea Finance Security Co., Ltd.	28,946	2,948	32,512	4,226
Woori Service Networks Co., Ltd.	4,139	1,636	10,154	816
Kumho Tire Co., Inc.	4,619,375	3,596,847	2,751,197	92,323
United PF 1st Corporate Financial Stability	1,160,498	4,641	104,260	20,475
Chin Hung International Inc.	533,080	438,044	263,172	(11,981)
Poonglim Industrial Co., Ltd.	540,559	635,270	117,056	(34,006)
Woori New Alpha Fund	27,712	135	50	(272)
Woori SB Eleventh Asset Securitization Specialty	1,682	9	5	(77)
Woori SB Twelfth Asset Securitization Specialty	5,013	8	37	(70)
Woori BC Pegasus Asset Securitization Specialty	5,743	15,890	6,113	4,740
Woori Stream Fourth Asset Securitization Specialty	1,379	7	2,198	1,404
Woori EA First Asset Securitization Specialty	9,185	14,527	4,397	1,142
Woori EA Second Asset Securitization Specialty	5,831	7,669	182	(679)
Woori EA Sixth Asset Securitization Specialty	12,010	14,650	1,026	(1,930)
Woori EA Seventh Asset Securitization Specialty	5,035	816	124	14
Woori EA Ninth Asset Securitization Specialty	10,211	7,266	2,600	1,590
Woori EA Eleventh Asset Securitization Specialty	39,380	11,728	3,619	231
Woori EA Sixteenth Asset Securitization Specialty	58,728	48,489	6,568	(6,098)
Woori EA Seventeenth Asset Securitization Specialty	45,623	40,810	3,348	(5,372)
WR Loan Inc.	1,054	940	175	52
KAMCO Sixth Asset Securitization Specialty	2,628	18	77	(210)
KAMCO Seventh Asset Securitization Specialty	431	3	12	(22)
Woori Fine First Asset Securitization Specialty	773	22	21,952	21,721
Woori Fine Second Asset Securitization Specialty	51,372	37,657	7,642	2,818
Woori Fine Third Asset Securitization Specialty	44,659	27,145	898	418
Woori HB Third Asset Securitization Specialty	4,229	4,269	857	138
Woori EA Nineteenth Asset Securitization Specialty	47,094	42,135	12,740	5,444
Woori KA First Asset Securitization Specialty	55,848	40,952	10,679	4,899
Chungdo Woori Century Security Corp.	23,397	4,336	1,973	92
Woori Renaissance Holdings Inc.	100,310	33,797	3,376	1,521
Woori Columbus First PEF	69,482	161	9,132	8,377
Seoul Lakeside Co., Ltd.	230,753	255,138	48,997	6,371

	December 31, 2012
	Assets	Liabilities	Operating revenue	Net income
Woori Aviva Life Insurance Co., Ltd.	3,921,940	3,743,642	1,766,857	3,589
Woori Blackstone Korea Opportunity First	463,839	1,687	51,321	44,918
Korea Credit Bureau	55,944	13,834	47,660	5,019
KAMCO Fifth Asset Securitization Specialty	75,984	42,122	1,264	5,981
Korea Finance Security Co., Ltd.	29,363	1,666	42,196	5,703
Woori Service Networks Co., Ltd.	4,383	1,774	12,874	1,140
Kumho Tire Co., Inc.	4,782,299	3,893,931	4,047,691	120,584
United PF 1st Corporate Financial Stability	1,153,268	17,685	98,873	48,241
Chin Hung International Inc.	581,766	456,016	480,238	(62,617)
Woori SB Eleventh Asset Securitization Specialty	1,759	9	26	(54)
Woori SB Twelfth Asset Securitization Specialty	5,084	10	452	190
Woori BC Pegasus Asset Securitization Specialty	26,623	41,511	100	(404)
Woori Stream Fourth Asset Securitization Specialty	1,975	7	807	707
Woori EA First Asset Securitization Specialty	81,369	87,703	—	836
Woori EA Second Asset Securitization Specialty	8,029	9,188	8,941	(443)
Woori EA Sixth Asset Securitization Specialty	16,438	17,148	7,216	619
Woori EA Seventh Asset Securitization Specialty	5,521	356	12,427	1,386
Woori EA Ninth Asset Securitization Specialty	19,501	16,045	109	1,869
Woori EA Eleventh Asset Securitization Specialty	53,206	21,719	—	10,345
Woori EA Sixteenth Asset Securitization Specialty	111,892	95,555	8,192	(1,659)
Woori EA Seventeenth Asset Securitization Specialty	89,706	79,521	3,959	(809)
WR Loan Inc.	955	893	65	52
KAMCO Sixth Asset Securitization Specialty	14,567	116	5,323	3,181
KAMCO Seventh Asset Securitization Specialty	453	3	18,705	19
Woori Fine First Asset Securitization Specialty	34,610	9,265	2,600	2,742
Woori Fine Second Asset Securitization Specialty	96,975	85,627	4,441	150
Woori HB Third Asset Securitization Specialty	5,859	5,277	785	(3)
Woori EA Nineteenth Asset Securitization Specialty	89,710	88,694	—	21
Woori KA First Asset Securitization Specialty	93,619	83,622	136	—
Chungdo Woori Century Security Corp.	22,098	3,520	3,304	646
Phoenix Digital Tech Co., Ltd.	24,435	21,388	18,497	7,328
Woori Renaissance Holdings Inc.	110,228	33,827	8,745	11,001
Seoul Lakeside Co., Ltd.	586,171	129,256	50,408	11,441

(4)	Excluded entity from associates although its percentage of ownership is higher than 20% as of September 30, 2013, is as follows (Unit: Korean Won in millions):

	Number of shares owned	Ownership (%)
Vogo II-2 Investment Holdings Co., Ltd. (*)	24,187,282,362	34.6%

(*)	The entity is excluded from the associates because the Group has substantially no significant influence over the investee company regardless of the Group’s ownership percentage on common share over 20%.

13. Investment Properties

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Acquisition cost	499,854	512,528
Accumulated depreciation	(24,433)	(20,843)

Net carrying value	475,421	491,685

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013	For the year ended December 31, 2012
Beginning balance	491,685	498,999
Acquisition	241	657
Capital expenditure	—	2,067
Disposal	(6,215)	—
Depreciation	(3,927)	(5,286)
Impairment loss (reversal)	(117)	79
Transfer	(2,499)	(4,766)
Classified to assets held for sale	(3,594)	—
Foreign currencies translation adjustments	5	(65)
Others	(158)	—

Ending balance	475,421	491,685

(3)	Fair value of investment properties is 491,636 million Won and 551,706 million Won as of September 30, 2013 and December 31, 2012, respectively.

(4)	Rental fees earned from investment properties are 7,722 million Won and 8,435 million Won as of September 30, 2013 and 2012, respectively.

14. Premises and Equipment

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	September 30, 2013
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,831,608	1,067,991	1,376,870	392,810	840	20	4,670,139
Accumulated depreciation	—	(115,677)	(1,051,374)	(318,699)	—	(15)	(1,485,765)

Net carrying value	1,831,608	952,314	325,496	74,111	840	5	3,184,374

	December 31, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,827,026	1,036,763	1,381,036	365,069	4,376	20	4,614,290
Accumulated depreciation	—	(91,660)	(1,040,732)	(296,340)	—	(15)	(1,428,747)

Net carrying value	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543
Acquisition	5,549	30,204	78,434	23,562	4,790	—	142,539
Disposal or transfer	(932)	(3,863)	(1,500)	(1,392)	(8,320)	—	(16,007)
Depreciation	—	(24,334)	(94,388)	(26,557)	—	—	(145,279)
Classified to assets held for sale	(888)	(1,654)	—	—	—	—	(2,542)
Foreign currencies translation adjustment	(6)	(145)	(221)	270	(6)	—	(108)
Others	859	7,003	2,867	9,499	—	—	20,228

Ending balance	1,831,608	952,314	325,496	74,111	840	5	3,184,374

	For the year ended December 31, 2012
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,828,009	930,338	316,290	55,395	4,433	7	3,134,472
Acquisition	5,090	40,629	148,636	40,921	17,194	—	252,470
Disposal or transfer	(7,240)	(4,340)	(3,402)	(1,587)	(17,194)	—	(33,763)
Depreciation	—	(31,669)	(130,194)	(27,692)	—	(2)	(189,557)
Classified to assets held for sale	(937)	290	—	—	—	—	(647)
Foreign currencies translation adjustment	(95)	(244)	(945)	(462)	(57)	—	(1,803)
Others	2,199	10,099	9,919	2,154	—	—	24,371

Ending balance	1,827,026	945,103	340,304	68,729	4,376	5	3,185,543

15. Intangible Assets and Goodwill

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2013
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	169,882	14,708	167,430	562	246,506	426,681	75,117	1,100,886
Accumulated depreciation	—	(5,775)	(115,154)	(262)	(161,516)	(330,264)	—	(612,971)
Accumulated impairment losses	(44,148)	(5,309)	—	—	—	—	(8,808)	(58,265)

Net carrying value	125,734	3,624	52,276	300	84,990	96,417	66,309	429,650

	December 31, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	175,529	14,694	147,934	408	218,176	401,983	69,088	1,027,812
Accumulated depreciation	—	(5,065)	(102,694)	(224)	(140,807)	(288,076)	—	(536,866)
Accumulated impairment losses	(43,750)	(5,308)	—	—	—	—	(8,481)	(57,539)

Net carrying value	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407

(2) Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407
Acquisition	—	—	19,561	146	28,318	24,619	8,747	81,391
Disposal	—	—	(7)	—	—	—	(2,460)	(2,467)
Amortization	—	(704)	(12,487)	(38)	(20,737)	(42,265)	—	(76,231)
Impairment loss	(6,045)	—	—	—	—	—	(592)	(6,637)
Foreign currencies translation adjustment	—	7	1	—	—	19	(19)	8
Others	—	—	(32)	8	40	137	26	179

Ending balance	125,734	3,624	52,276	300	84,990	96,417	66,309	429,650

	For the year ended December 31, 2012
	Goodwill	Core deposit	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	108,413	10,547	37,719	165	65,581	155,557	69,909	447,891
Acquisition	20,874	626	21,936	58	35,331	11,433	3,840	94,098
Disposal	—	—	(1)	—	—	(66)	(2,999)	(3,066)
Amortization	—	(1,518)	(14,403)	(39)	(23,541)	(55,872)	—	(95,373)
Impairment loss	(1,025)	(5,308)	—	—	—	—	(8,349)	(14,682)
Foreign currencies translation adjustment	—	(26)	(2)	—	(2)	(229)	(187)	(446)
Others	3,517	—	(9)	—	—	3,084	(1,607)	4,985

Ending balance	131,779	4,321	45,240	184	77,369	113,907	60,607	433,407

16. Assets Held for Sale

Assets held for sale are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Investment properties	103,434	82,109
Premises and equipment	1,229	1,238

Total	104,663	83,347

17. Assets Subjected to Lien and Assets Acquired through Foreclosures

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		September 30, 2013
		Collateral given to	Amount	Reason for collateral
Due from banks		Samsung Securities and others	20,680	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	11,946,012	Collateral repurchase agreement and others
AFS financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	189,291	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	Bank of Korea and others	2,368,989	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	951,737	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	4,185,068	Limitation on total loan exposure and others
Loans		Postal Savings Bank of China and others	26,243	Collateral for borrowings
Land and building		Shinhan Card Co., Ltd. and others	99,423	Leasehold rights and others

		Total	19,787,443

		December 31, 2012
		Collateral given to	Amount	Reason for collateral
Due from banks		Samsung Securities Co., Ltd. and others	5,989	Margin deposit for future or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Korea Securities Depository and others	9,878,857	Collateral repurchase agreement and others
AFS financial assets	Korean treasury and government agencies bond	Nomura Securities Co., Ltd. and others	423,536	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	Bank of Communications and others	1,528,889	Foreign currencies long-term borrowings and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	1,041,159	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	Bank of Korea and others	5,492,249	Limitation on total loan exposure and others
Loans		Postal Savings Bank of China and others	87,569	Collateral for borrowings
Land and building		Shinhan Card Co., Ltd. and others	92,747	Leasehold rights and others

		Total	18,550,995

(*)	Debt securities sold under the agreements that the seller repurchases at the agreed price or the sales price plus additional amounts at specified rate. These debt securities are not derecognized from the consolidated statements of financial position of the Group. The buyers of these debt securities has right to sell and pledge without constraints. As these debt securities are not derecognized, the related transferred amounts are recorded as liabilities, which are debt securities sold under repurchase agreement.

(2)	The carrying amounts of buildings acquired through foreclosure are 561 million Won and 588 million Won, respectively as of September 30, 2013 and December 31, 2012, respectively.

(3)	Loaned securities are as follows (Unit: Korean Won in millions):

		September 30, 2013	December 31, 2012	Loaned to
Financial assets at FVTPL	Korean treasury and government agencies bonds	19,968	109,921	Korea Securities Depository and others
	Korean treasury and government agencies securities	47,837	28,646	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	500,436	20,413	Korea Securities Depository and others
	Financial institutions debt securities	110,133	—	Korea Securities Depository and others
HTM financial assets	Korean corporates bonds	—	10,988	Korea Securities Depository

Total		678,374	169,968

Loaned securities are loans of specific securities to borrowers who agree to return a like quantity of the same security. As the Group does not derecognize these securities, there are no liabilities relates to loaned securities.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults as of September 30, 2013 and December 31, 2012 are as follows (Unit: Korean Won in millions):

	September 30, 2013
	Fair values of collaterals	Fair values of collaterals held were disposed and re-subjected to lien
Securities	3,443,560	112,605

	December 31, 2012
	Fair values of collaterals	Fair values of collaterals held were disposed and re-subjected to lien
Securities	4,312,075	120,287

18. Other Assets

Other assets are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Prepaid expenses	305,164	224,574
Advance payments	57,674	67,854
Leased assets	211	146
Non-operative assets	561	588
Others	131,892	121,684

Total	495,502	414,846

19. Financial Liability at FVTPL

Financial liabilities at FVTPL consist of financial liabilities held for trading and financial liabilities designated at FVTPL.

(1)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Deposits due to Customers:
Gold banking liabilities	9,724	5,583
Borrowings:
Warrants in short position	2,414	5,327
Securities in short position	1,462,969	789,090

Sub-total	1,465,383	794,417

Derivative liabilities:
Interest rate derivatives	1,366,158	1,894,530
Currency derivatives	1,060,815	1,401,426
Equity derivatives	633,000	409,535
Credit derivatives	10,608	16,639
Commodity derivatives	84,339	15,186
Sub-total	3,154,920	3,737,316

Total	4,630,027	4,537,316

(2)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Borrowings:
Equity linked securities in short position	7,880,746	6,067,539
Equity linked securities index in short position	130,772	65,456

Sub-total	8,011,518	6,132,995

Debentures:
Debentures in local currency	143,480	227,920
Debentures in foreign currencies	59,092	87,534

Sub-total	202,572	315,454

Total	8,214,090	6,448,449

(3)	Credit risk adjustment to financial liabilities designated at FVTPL is as follows (Unit: Korean Won in millions):

	September 30, 2012	December 31, 2012
Financial liabilities designated at FVTPL subject to credit risk adjustments	8,214,090	6,448,449
Credit risk adjustments	(9,747)	(29,555)
Accumulated changes in credit risk adjustments	(4,420)	5,327

Credit risk adjustments are applied to reflect the Group’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(4)	Financial liabilities at FVTPL’s carrying value and face amounts at maturity are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Carrying value	8,214,090	6,448,449
Nominal value at maturity	7,990,865	6,227,993

	223,225	220,456

20. Deposits due to Customers

(1)	Deposits sorted by interest type are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Deposits in local currency:
Demand deposits	14,448,382	14,038,777
Time deposits	173,707,786	168,977,771
Mutual installments	68,286	80,106
Deposits on notes payables	386,153	3,446,887
Deposits on CMA	332,586	1,855,321
Certificate of deposits	4,284,789	1,907,353
Other deposits	2,817,837	2,494,477

Sub-total	196,045,819	192,800,692

Deposits in foreign currencies	12,424,811	11,430,372
Present value discount	(69,120)	(21,484)

Total	208,401,510	204,209,580

(2)	Deposits by customers are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Individual	74,901,735	70,614,046
Corporation	61,007,135	59,900,512
Banks	17,148,818	24,224,499
Government agencies	18,205,697	14,867,219
Other financial institutions	13,503,886	11,030,406
Government	5,620,219	6,686,377
Non-profit corporation	7,725,758	6,658,688
Educational organization	3,810,187	3,403,915
Foreign corporations	1,172,070	1,533,983
Others	5,375,125	5,311,419
Present value discount	(69,120)	(21,484)

Total	208,401,510	204,209,580

21. Borrowings and Debentures

(1)	Borrowings are as follows (Unit: Korean Won in millions):

	September 30, 2013
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency:
Borrowings of the Bank of Korea	The Bank of Korea	1.1	852,944
Borrowings from government funds	Small and Medium Business Corporation and others	1.7	1,991,775
Others	Seoul Metropolitan Government and others	2.9	9,447,145

Sub-total			12,291,864

Borrowings in foreign currencies:
Borrowings in foreign currencies	Commerz Bank AG and others	0.8	9,293,518
Offshore borrowings in foreign currencies	Toronto Dominion Bank SG and others	0.7	26,890

Sub-total			9,320,408

Bills sold	Others	2.8	149,141
Call money	Banks	2.1	1,396,296
Bonds sold under repurchase agreements	Others		9,356,763
Present value discount			(4,627)

Total			32,509,845

	December 31, 2012
	Lenders	Average annual interest rate (%)	Amount
Borrowings in local currency:
Borrowings of the Bank of Korea	The Bank of Korea	1.3	957,978
Borrowings from government funds	Small and medium Business Corporation and others	1.8	2,045,373
Others	Seoul Metropolitan Government and others	3.2	7,581,386

Sub-total			10,584,737

Borrowings in foreign currencies:
Borrowings in foreign currencies	Commerz Bank AG and others	1.2	8,611,913
Offshore borrowings in foreign currencies	Korea Development Bank and others	1.2	5,356

Sub-total			8,617,269

Bills sold	Others	2.9	126,306
Call money	Banks	1.6	5,783,616
Bonds sold under repurchase agreements	Others		8,372,522
Present value discount			(4,734)

Total			33,479,716

(2)	Debentures are as follows (Unit: Korean Won in millions):

	September 30, 2013		December 31, 2012
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond
Ordinary bonds	0.8~10.5	19,264,602	1.3~10.5	19,524,504
Subordinated bonds	3.4~10.3	8,899,639	3.4~10.3	8,332,491
Other bonds		104,174		152,208

Sub-total		28,268,415		28,009,203

Discounts on bond		(73,690)		(49,234)

Total		28,194,725		27,959,969

22. Provisions

(1)	Provision is as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Asset retirement obligation	32,583	22,024
Provision for guarantee (*1)	409,457	421,520
Provision for loan commitments	137,429	158,395
Provision for credit card points	6,718	7,181
Other provisions (*2)	285,141	254,538

Total	871,328	863,658

(*1)	Provision for guarantee includes provision for financial guarantee of 138,377 million Won and 105,842 million Won as of September 30, 2013 and December 31, 2012, respectively.
(*2)	Other provisions include provision for litigation.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013
	Provision for guarantees	Provision for unused commitments	Provision for credit card points	Other provisions	Total
Beginning balance	421,520	158,395	7,181	254,538	841,634
Provisions provided	26,672	1,808	10,520	40,293	79,293
Provisions used	9,589	(122)	(10,951)	(3,972)	(5,456)
Reversal of unused amount	(48,324)	(22,652)	(32)	(5,718)	(76,726)

Ending balance	409,457	137,429	6,718	285,141	838,745

	For the year ended December 31, 2012
	Provision for guarantees	Provision for unused commitments	Provision for credit card points	Other provisions	Total
Beginning balance	464,687	134,530	1,387	271,042	871,646
Provisions provided	46,572	27,316	27,157	54,211	155,256
Provisions used	(8,515)	(300)	(21,363)	(48,918)	(79,096)
Reversal of unused amount	(81,224)	(3,151)	—	(21,797)	(106,172)

Ending balance	421,520	158,395	7,181	254,538	841,634

(3)	Changes in details of asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013	For the year ended December 31, 2012
Beginning balance	22,024	20,662
Provisions provided	2,896	5,121
Provisions used	(1,349)	(1,421)
Depreciation	364	515
Reversal of unused amount	(1,292)	(4,433)
Decrease in restoration costs	9,940	1,580

Ending balance	32,583	22,024

23. Net Defined Benefit Liability

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through Defined Benefit Retirement Pension Plan, and the most significant risks are as follows:

Volatility of Asset

The defined benefit obligation was estimated with a discount rate which is calculated based on the yield of blue chip corporate bonds in Korea. A deficit may occur if the rate of return on plan assets falls short of the discount rate. The plan assets include equity instruments which cause it exposed to the related volatility and risks.

Decrease in Yield of Blue Chip Bonds

A decrease in yield of blue chip bonds will result in increase in defined benefit liability although the value of some debt securities that its’ defined benefit plan owns would be increased.

Risk of Inflation

Defined benefit obligations are correlated to the inflation rate; the higher the inflation rate is, the higher the level of liabilities. As a result, a deficit may occur in the plan. However, plan assets are less influenced since plan assets compose of mainly debt securities with fixed rates and equity instruments.

(1)	The net defined benefit liability is as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Defined benefit liability	647,727	562,285
Fair value of plan assets	(495,910)	(395,989)

Net defined benefit liability	151,817	166,296

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013	For the year ended December 31, 2012
Beginning balance	562,285	365,714
Current service cost	119,697	137,536
Interest cost	15,876	16,534
Remeasurements	(19,119)	66,415
Foreign currencies translation adjustments	1,614	2
Retirement benefit paid	(32,132)	(23,445)
Past service cost	—	232
Curtailment or settlement	(3,985)	(2,208)
Others	3,491	1,505

Ending balance	647,727	562,285

(3)	Changes in plan assets are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013	For the year ended December 31, 2012
Beginning balance	395,989	246,010
Interest income	14,606	15,709
Remeasurements	(1,056)	(2,316)
Employer’s contributions	113,877	152,090
Retirement benefit paid	(25,412)	(13,144)
Curtailment or settlement	(3,725)	(2,055)
Others	1,631	(305)

Ending balance	495,910	395,989

(4)	Plan assets mainly consist of deposits, that represent 93.01% and 89.76% of plan assets as of September 30, 2013 and December 31, 2012, respectively. Among plan assets, realized returns on plan assets amount to 13,550 million Won and 13,393 million Won for the nine months ended September 30, 2013 and for the year ended December 31, 2012, respectively.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or settlement and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013	For the year ended December 31, 2012
Current service cost	119,697	137,536
Net interest expense	1,270	825
Past service cost	—	232
Loss on the curtailment or settlement	(260)	(42)

Cost recognized in net income	120,707	138,551
Remeasurements	(18,063)	68,731

Cost recognized in total comprehensive income	102,644	207,282

Retirement benefit service costs related to defined contribution plans are recognized 4,362 million Won and 5,075 million Won for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively.

(6)	Actuarial assumptions used in defined benefit liability assessment are as follows:

	September 30, 2013	December 31, 2012
Discount rate	4.11%	3.82%
Inflation rate	2.35%	2.35%
Future wage growth rate	5.66%	5.66%
Retirement rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		Defined benefit obligation as of September 30, 2013
Discount rate	Increase by 1% point	584,950
	Decrease by 1% point	714,260
Future wage growth rate	Increase by 1% point	717,494
	Decrease by 1% point	585,391

24. Other Financial Liabilities and Other Liabilities

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Other financial liabilities:
Payables	11,651,981	14,169,822
Accrued expenses	3,037,696	3,330,303
Borrowings from trust accounts	4,608,219	3,606,103
Refundable lease deposits	184,087	187,534
Agency business revenue	812,287	454,595
Foreign exchange payables	496,633	877,448
Domestic exchange payables	1,805,954	313,426
Miscellaneous liabilities	2,620,392	2,605,179

Sub-total	25,217,249	25,544,410

Other liabilities:
Deferred Income	198,954	202,402
Other miscellaneous liabilities	315,239	305,669

Sub-total	514,193	508,071

Total	25,731,442	26,052,481

25. Derivatives

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2013
		Assets				Liabilities
	Nominal amount	Fair value hedge	Cash flow hedge	Foreign hedge	For trading	Fair value Hedge	Cash flow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	173,300,597	206,431	—	—	1,287,272	3,088	17,507	—	1,343,671
Interest rate futures	1,239,103	—	—	—	—	—	—	—	—
Long interest rate options	937,963	—	—	—	15,533	—	—	—	—
Short interest rate options	3,442,058	—	—	—	—	—	—	—	22,487
Currency:
Currency forwards	36,833,863	1,297	—	5,600	534,895	—	—	75	484,073
Currency swaps	20,158,554	—	—	—	568,555	—	—	—	567,789
Currency futures	2,101,410	—	—	—	—	—	—	—	—
Long currency option	1,050,425	—	—	—	100,858	—	—	—	—
Short currency option	940,340	—	—	—	—	—	—	—	8,953
Stock Index:
Stock index futures	1,157,888	—	—	—	—	—	—	—	—
Long index stocks	4,317,589	3,895	—	—	182,202	—	—	—	—
Short index stocks	9,643,459	—	—	—	—	624	—	—	511,508
Stock index swaps	3,385,982	—	—	—	176,110	—	—	—	121,492
Others:
Long option	41,912	—	—	—	394	—	—	—	—
Short option	22,361	—	—	—	—	—	—	—	114
Other forwards	20,953	—	—	—	498	—	—	—	664
Other swaps	3,541,038	—	—	—	42,517	—	—	—	88,475
Other futures	5,468	—	—	—	96	—	—	—	5,694

Total	262,140,963	211,623	—	5,600	2,908,930	3,712	17,507	75	3,154,920

	December 31, 2012
		Assets				Liabilities
	Nominal amount	Fair value hedge	Cash flow hedge	Foreign hedge	For trading	Fair value hedge	Cash flow hedge	Foreign hedge	For trading
Interest rate:
Interest rate swap	189,903,231	267,470	—	—	1,794,918	6,158	22,196	—	1,873,294
Interest rate futures	3,192,473	—	—	—	—	—	—	—	—
Long interest rate options	1,755,000	—	—	—	25,710	—	—	—	—
Short interest rate options	1,532,297	—	—	—	—	—	—	—	21,236
Currency:
Currency forwards	49,137,708	32	—	13,567	535,790	—	—	306	518,226
Currency swaps	22,738,845	—	—	—	856,996	—	—	—	863,105
Currency futures	2,777,536	—	—	—	—	—	—	—	—
Long currency option	1,227,505	—	—	—	171,885	—	—	—	—
Short currency option	1,187,206	—	—	—	—	—	—	—	20,095
Stock Index:
Stock index futures	303,072	—	—	—	—	—	—	—	—
Long index stock	2,005,228	—	—	—	128,690	—	—	—	—
Short index stock	3,904,475	—	—	—	—	9,340	—	—	317,822
Stock index swaps	3,939,634	—	—	—	180,391	—	—	—	91,713
Others:
Long option	197,638	—	—	—	3,815	—	—	—	—
Short option	180,594	—	—	—	—	—	—	—	2,074
Other forwards	14,897	—	—	—	139	—	—	—	285
Other swaps	3,249,528	—	—	—	40,715	—	—	—	28,988
Other futures	9,076	—	—	—	1,264	—	—	—	478

Total	287,255,943	267,502	—	13,567	3,740,313	15,498	22,196	306	3,737,316

Derivatives held for trading purpose are classified into financial assets or liabilities at FVTPL and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position (see Notes 7 and 19).

(2)	Gains or losses on valuation of derivatives applied hedge accounting are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2013	2012
Gains or losses from hedged items	70,287	(20,232)
Gains or losses from hedging instruments(*)	(50,391)	23,091

(*)	The ineffectiveness recognized in profit that arises from hedges of net investments in foreign operations are 3,025 million Won and 1,587 million Won for the nine months ended September 30, 2013 and 2012, respectively and the ineffectiveness recognized in loss that arises from cash flow hedges 7 million Won are 147 million Won for the nine months ended September 30, 2013 and 2012, respectively.

26. Day 1 Profit or Loss

Changes in details of deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013	For the year ended December 31, 2012
Beginning balance	65,267	54,732
New transactions
Financial assets at FVTPL	(31,595)	(65,510)
Financial liabilities at FVTPL	118,302	114,917

Sub-total	86,707	49,407

Amounts recognized in profits or losses
Financial assets at FVTPL	10,085	11,012
Financial liabilities at FVTPL	(56,817)	(49,884)

Sub-total	(46,732)	(38,872)

Ending balance	105,242	65,267

Although no observable inputs were available in market to measure fair value of financial instruments, valuation techniques were utilized to fair value of such instruments. These financial instruments are recorded at their fair values at the time of purchase even though there were differences noted on the transaction price and fair value measured through valuation techniques. The table above shows the differences yet to be recognized as profits or losses.

27. Capital Stock and Capital Surplus

(1)	The number of authorized shares is as follows:

	September 30, 2013	December 31, 2012

Authorized shares of common stock	2,400,000,000 shares	2,400,000,000 shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	806,015,340 shares	806,015,340 shares

(2)	Capital surplus are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Capital in excess of par value	109,025	109,025
Other capital surplus	70,945	65,019

Total	179,970	174,044

28. Hybrid Securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	September 30, 2013	December 31, 2012
The 1st bond-type hybrid securities	November 22, 2011	November 22, 2041	5.91	310,000	310,000
The 2nd bond-type hybrid securities	March 8, 2012	March 8, 2042	5.83	190,000	190,000
Issuance cost				(1,593)	(1,593)

Total				498,407	498,407

Although these instruments have contractual maturity dates and stipulated contractual interest payments, the contractual agreements allow the Company to indefinitely extend the maturity date and defer the payment of interest without a modification of the other terms of the instrument such as interest rate, etc. If the Company makes a resolution not to pay dividends on ordinary stock, and then, the Company is exonerated from interest payment on the hybrid securities.

29. Other Equity

(1)	Other equity is as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Other comprehensive income:
Gain on available-for-sale financial assets	254,039	313,180
Share of other comprehensive gain on jointly controlled entities and associates	3,313	12,128
Loss on foreign currency translation for foreign operations	(108,691)	(84,577)
Remeasurement of the net defined benefit liability	(63,604)	(75,323)
Gain on cash flow hedges	4,074	8,693

Sub-total	89,131	174,101

Treasury shares (*)	(14)	(14)
Other capital adjustments	(60,994)	(62,074)

Total	28,123	112,013

(*)	As of September 30, 2013 and December 31, 2012, the Group holds 2,000 shares (14 million Won) of its treasury shares, respectively, through acquired as a buyback of odd-lot share when exchanging the stock of Woori Investment & Securities.

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain (loss) of available-for-sale financial assets	313,180	(25,022)	(25,719)	(8,400)	254,039
Share of other comprehensive gain (loss) of jointly controlled entities and associates	12,128	(8,230)	—	(585)	3,313
Gain (loss) on foreign currency translation for foreign operations	(84,577)	(35,551)	—	11,437	(108,691)
Remeasurement of the net defined benefit liability	(75,323)	15,517	—	(3,798)	(63,604)
Gain (loss) on cash flow hedges	8,693	3,196	811	(8,626)	4,074

Total	174,101	(50,090)	(24,908)	(9,972)	89,131

	For the year ended December 31, 2012
	Beginning balance	Increase (decrease) on valuation	Reclassification adjustments	Income tax effect	Ending balance
Gain (loss) of available-for-sale financial assets	647,364	89,442	(538,339)	114,713	313,180
Share of other comprehensive gain (loss) of jointly controlled entities and associates	4,940	10,094	—	(2,906)	12,128
Gain (loss) on foreign currency translation for foreign operations	(2,772)	(107,113)	—	25,308	(84,577)
Remeasurement of the net defined benefit liability	(23,229)	(68,779)	—	16,685	(75,323)
Gain (loss) on cash flow hedges	4,336	3,477	252	628	8,693

Total	630,639	(72,879)	(538,087)	154,428	174,101

30. Retained Earnings

(1)	Retained earnings are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Legal reserves	1,075,539	1,035,849
Voluntary reserves	8,656,858	8,528,008
Retained earnings carried forward	4,333,211	4,317,521

Total	14,065,608	13,881,378

Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than 10% of net income until reaching an amount equal to the Company’s capital.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30, 2013	For the year ended December 31, 2012
Beginning balance	13,881,378	12,447,155
Net income	407,841	1,633,341
Dividends on common stock	(201,503)	(201,503)
Dividends on hybrid securities	(22,010)	(27,336)
Others	(98)	(279)

Ending balance	14,065,608	13,881,378

31. Planned Regulatory Reserve for Credit Loss

In accordance with the Regulations for Supervision of Financial Holding Companies (“RSFHC”), if the estimated allowance for credit loss determined in accordance with K-IFRS 1039 Financial instruments: Recognition and Measurement is lower than those in accordance with the RSFHC, the Group shall disclose the difference as the regulatory reserve for credit loss.

(1)	Regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Controlling interests	1,784,139	1,640,104
Non-controlling interests	36,905	45,519

	1,821,044	1,685,623

(2)	Reserve, net income attributable to shareholders and earnings per share after the reserve provided are as follows (Unit: Korean Won in millions, except for earnings per share):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Planned regulatory reserve for credit loss	15,639	144,035	53,897	111,001
Net income after the planned reserve provided	33,856	263,806	471,635	1,382,433

Earnings per share after the planned reserve provided (*)	33	300	576	1,690

(*)	Earnings per share after the planned reserve provided are calculated by deducting dividends on hybrid securities from net income after the planned reserve provided.

32. Dividends

The Group declared and paid 201,503 million Won (250 Won per share) as dividends for the fiscal years 2012 and 2013, respectively.

33. Net Interest Income

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Financial assets at FVTPL:
Debt securities
Korean treasury and government agencies	46,596	133,311	45,274	125,355
Financial institutions	36,823	115,047	46,374	151,709
Corporates	39,925	122,991	37,149	120,724
CP	2,203	24,443	30,702	82,562
Interest of other FVTPL financial assets	2,896	30,420	21,102	77,593

Sub-total	128,443	426,212	180,601	557,943

AFS financial assets:
Debt securities
Korean treasury and government agencies	28,388	93,418	31,627	105,399
Financial institutions	44,553	140,057	51,588	157,878
Corporates	37,532	114,785	38,967	128,640
Asset-backed securities	868	1,527	(79)	556
Foreign currency bonds	1,604	4,434	2,796	5,881
Interest of other AFS financial assets	581	2,617	1,706	5,161

Sub-total	113,526	356,838	126,605	403,515

HTM financial assets:
Debt securities
Korean treasury and government agencies	78,744	236,939	85,867	258,540
Financial institutions	19,409	66,908	36,534	128,725
Corporates	65,589	205,948	80,395	238,841
Foreign currency bonds	375	1,455	825	2,865

Sub-total	164,117	511,250	203,621	628,971

Loans and receivables:
Interest on due from banks	66,577	203,975	77,716	193,770
Interest on loans	2,688,534	8,088,394	2,963,458	9,007,592
Interest of other receivables	17,216	55,577	26,175	79,727

Sub-total	2,772,327	8,347,946	3,067,349	9,281,089

Total	3,178,413	9,642,246	3,578,176	10,871,518

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Interest on deposits due to customers	1,103,805	3,420,270	1,393,547	4,171,517
Interest on borrowings	164,747	510,335	191,074	594,855
Interest on debentures	310,203	960,038	358,991	1,078,420
Other interest expense	38,483	116,979	28,785	95,867

Total	1,617,238	5,007,622	1,972,397	5,940,659

34. Net Fees and Commissions Income

(1) Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Banking fees:
Banking fees (*)	194,543	599,608	219,683	640,546
Guarantee fees	26,880	75,695	34,157	88,307
Fees from project financing	5,037	14,915	5,901	19,359

Sub-total	226,460	690,218	259,741	748,212

Other fees:
Credit card fees	192,563	561,187	186,217	597,404
CMA management fees	—	789	937	3,549
Lease	2,367	7,572	2,735	9,579
Brokerage fees	103,961	333,666	117,269	370,095
Others	25,564	85,590	28,609	84,726

Sub-total	324,455	988,804	335,767	1,065,353

Total	550,915	1,679,022	595,508	1,813,565

(*)	Banking fees include agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commission expense incurred are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Fees paid	27,970	106,546	42,048	95,939
Credit card commission	142,350	432,853	107,008	325,246
Brokerage commission	15,575	48,187	25,804	60,854
Others	2,677	11,319	1,951	8,792

Total	188,572	598,905	176,811	490,831

35. Dividend Income

Dividend income recognized are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Dividend from financial assets at FVTPL	11,069	33,340	6,451	29,039
Dividend from AFS financial assets	22,787	83,375	18,368	105,654

Total	33,856	116,715	24,819	134,693

36. Gains (Losses) on Financial Assets at FVTPL

(1)	Gains (losses) on financial assets held for trading are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gains (losses) on valuation and disposal of securities:
Losses on redemption of securities	12,395	4,445	(1,230)	(4,342)
Gains (losses) on transaction of securities	(2,471)	(35,620)	96,306	162,182
Gains (losses) on valuation of securities	67,177	(10,469)	56,698	84,056

Sub-total	77,101	(41,644)	151,774	241,896

Gains (losses) on derivatives:
Gains (losses) on transaction of derivatives
Interest rate derivatives	(26,059)	(53,756)	(55,681)	(63,906)
Currency derivatives	21,547	299,057	(31,001)	7,060
Equity derivatives	(31,054)	64,507	30,940	16,522
Other derivatives	5,368	18,927	(4,312)	(3,112)

Sub-total	(30,198)	328,735	(60,054)	(43,436)

Gains (losses) on valuation of derivatives
Interest rate derivatives	11,338	42,765	(23,043)	(44,360)
Currency derivatives	65,110	(27,030)	(6,202)	(46,648)
Equity derivatives	251,147	12,720	146,282	307,096
Other derivatives	98,303	(54,823)	16,424	26,060

Sub-total	425,898	(26,368)	133,461	242,148

Total	472,801	260,723	225,181	440,608

(2)	Gains (losses) on valuation of financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gains (losses) on redemption of securities	341	29,090	4,011	10,187
Gains on transaction of securities	—	249	—	—
Gains (losses) on valuation of securities	95,584	28,421	68,239	99,778
Losses on transaction of other financial assets designated at FVTPL	(33,035)	(226,936)	(49,103)	(153,230)
Gains (losses) on valuation of other financial assets designated at FVTPL	(454,068)	58,705	(281,612)	(458,273)

Total	(391,178)	(110,471)	(258,465)	(501,538)

37. Gains (Losses) on AFS Financial Assets

Gains (losses) on AFS financial assets recognized in statements of comprehensive income are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gains on redemption of securities	(806)	(65)	(18)	72
Gains on transaction of securities	4,932	87,195	15,289	598,432
Impairment losses on securities	(15,972)	(90,539)	(38,253)	(76,029)

Total	(11,846)	(3,409)	(22,982)	522,475

38. Impairment Losses on Credit Loss

Impairment losses for loans, other receivables, guarantees and unused commitment recognized for credit loss are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Provision for credit loss	950,902	2,058,985	599,343	1,744,805
Reversal of provision for credit loss	5,623	(23,606)	(6,880)	(47,334)

Sub-total	956,525	2,035,379	592,463	1,697,471

Provision for guarantee	(35,146)	26,672	(246,711)	(3,638)
Reversal of provision for guarantee	(47,076)	(48,324)	(53,771)	(61,854)

Sub-total	(82,222)	(21,652)	(300,482)	(65,492)

Provision for loan commitment	(1,187)	1,808	(2,034)	18,450
Reversal of provision for loan commitment	(3,599)	(22,652)	(883)	(2,709)

Sub-total	(4,786)	(20,844)	(2,917)	15,741

Total	869,517	1,992,883	289,064	1,647,720

39. Other Net Operating Incomes (Expenses)

(1)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Gains on transaction of FX	1,061,194	2,227,643	428,697	1,752,067
Gains on translation of FX	223	38,458	5,200	13,158
Gains on transactions of loans and receivables	24,885	109,791	14,129	52,515
Gains on transactions of derivatives	616	4,230	565	946
Gains on valuations of derivatives	345	16,249	23,326	51,632
Gains on fair value hedged items	27,310	83,205	503	28,774
Reversal of other provisions	4,886	7,042	47,040	90,696
Others	43,877	263,134	235,922	251,965

Total	1,163,336	2,749,752	755,382	2,241,753

(2)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Administrative expenses	951,816	2,951,798	925,118	2,835,580
Losses on transaction of FX	921,536	2,244,040	316,114	1,557,700
Losses on translation of FX	43,189	39,993	12,900	26,662
KDIC deposit insurance fees	72,544	211,892	68,628	198,582
Contribution to miscellaneous funds	100,687	301,938	96,915	284,499
Losses on transactions of loans and receivables	20,402	27,188	18,997	26,342
Losses on transactions of derivatives	258	4,563	368	23,596
Losses on valuations of derivatives	19,742	66,307	464	5,891
Losses on fair value hedged items	841	12,918	19,390	49,006
Other provision	4,623	50,827	7,324	28,851
Others	69,321	72,249	211,864	230,642

Total	2,204,959	5,983,713	1,678,082	5,267,351

(3)	Administrative expenses recognized are as follows (Unit: Korean Won in millions):

			2013		2012
			Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Employee benefits	Short term employee benefits	Salaries	406,728	1,254,341	399,040	1,181,475
		Others	129,312	377,212	122,723	366,123
	Retirement benefit service costs		41,951	125,069	35,942	107,352
	Termination payment		2,163	57,495	794	58,018

	Sub-Total		580,154	1,814,117	558,499	1,712,968

Depreciation and amortization			73,551	221,512	71,000	213,420
Other administrative expenses	Rent		69,705	204,506	65,733	190,199
	Taxes and dues		41,124	125,991	38,022	122,169
	Service charges		60,799	173,720	53,003	163,578
	IT expenses		18,792	80,659	28,357	81,997
	Telephone and communication expenses		16,770	55,701	18,222	55,812
	Operating promotion expenses		17,001	48,434	16,609	52,605
	Advertising		19,233	58,705	18,735	72,394
	Printing		3,167	10,052	3,974	11,667
	Traveling expenses		3,345	9,985	3,855	12,458
	Supplies		2,676	8,615	2,945	8,902
	Insurance premium		1,939	5,241	1,485	5,349
	Others		43,560	134,560	44,679	132,062

	Sub-total		298,111	916,169	295,619	909,192

	Total		951,816	2,951,798	925,118	2,835,580

40. Other Non-Operating Income (Expense)

(1)	Other non-operating income recognized are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Rental fee income	3,483	9,857	3,552	10,101
Gains on disposal of investment in jointly controlled entities and associates	13,443	19,649	1	24,703
Gains on disposal of premises and equipment and other assets	2,247	4,978	1,796	3,185
Reversal of impairment loss of premises and equipment and other assets	506	1,539	967	1,106
Others	30,049	100,315	12,393	57,043

Total	49,728	136,338	18,709	96,138

(2)	Other non-operating expense recognized are as follows (Unit: Korean Won in millions):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Expenses on investment properties	1,778	5,204	1,910	5,823
Losses on disposal of investment in jointly controlled entities and associates	2	4,946	194	18,273
Losses on disposal of premises and equipment and other assets	879	3,139	716	2,382
Impairment losses of premises and equipment and other assets	2,655	15,218	1,709	9,288
Donation	22,740	50,333	25,774	81,030
Others	6,121	29,958	10,669	27,676

Total	34,175	108,798	40,972	144,472

41. Income Tax Expense

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2013	2012
Current tax expense
Current tax expense in respect of the current year	135,712	390,287
Adjustments recognized in the current period in relation to the current tax of prior periods	(8,379)	(4,232)

Sub-total	127,333	386,055

Deferred tax expense
Deferred tax expense (income) relating to the origination and reversal of temporary differences	149,882	12,618
Deferred tax reclassified from other comprehensive income to net income	(9,972)	106,879

Sub-total	139,910	119,497

Income tax expense	267,243	505,552

(2)	Income tax expense can be reconciled to net income as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2013	2012
Net income before income tax expense	792,235	2,178,921
Tax calculated at statutory tax rate (*)	191,259	526,837
Adjustments
Effect of income that is exempt from taxation	(30,275)	(34,950)
Effect of expense that is not deductible in determining taxable profit	15,494	24,760
Recognition effect of temporary differences in investments in subsidiaries and associates and loss carry-forwards were not recognized for prior periods	72,243	—
Adjustments recognized in the current period in relation to the current tax of prior periods	(8,379)	(4,232)
Others	26,901	(6,863)

Income tax expense	267,243	505,552

Effective tax rate	33.73%	23.19%

(*)	The income tax rate is 11% for 200 million Won and below, 22% over 200 million Won and up to 20 billion Won, and 24.2% over 20 billion Won.

(3)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Current tax assets	138,977	38,667
Current tax liabilities	7,346	178,791

(4)	Deferred tax assets and liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Deferred tax assets	154,917	155,439
Deferred tax liabilities	283,842	134,482

Net deferred tax assets	(128,925)	20,957

42. Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS):

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Net income attributable to common shareholders	49,495	407,841	525,532	1,493,434
Dividends to hybrid securities	(7,357)	(22,010)	(7,357)	(19,949)
Net income attributable to common shareholders	42,138	385,831	518,175	1,473,485
Weighted average number of common shares outstanding	806,013,340 shares	806,013,340 shares	806,013,341 shares	806,013,341 shares
Basic EPS	52	479	643	1,828

Diluted EPS is equal to basic EPS because there is no dilution effect for the nine months ended September 30, 2013 and 2012, respectively.

43. Contingent Liabilities and Commitments

(1)	Guarantees (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Confirmed guarantees
Guarantee for loans	214,337	172,177
Acceptances	728,108	622,106
Letters of guarantees	146,674	124,531
Other confirmed guarantees	8,417,449	8,851,336

Total	9,506,568	9,770,150

Unconfirmed guarantees
Local letter of credit	729,756	852,840
Letter of credit	4,791,766	5,795,397
Other unconfirmed guarantees	2,038,143	2,368,781

Total	7,559,665	9,017,018

CP purchase commitments and others	5,156,260	4,948,243

(2)	Loan commitments and others (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Loan commitments	88,881,749	91,362,821
Other commitments	2,815,885	6,666,254

(3)	Litigation case

The Group had filed lawsuits as follows (Unit: Korean Won in millions):

	September 30, 2013		December 31, 2012
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	362 cases	529 cases	433 cases	504 cases
Amount of litigation	1,455,024	1,077,429	1,524,989	1,003,880
Allowance for litigations	—	260,820	—	243,745

44. Lease

(1)	Operating lease

Minimum lease payments to be collected under the operating lease agreement are as follows (Unit: Korean Won in millions):

	September 30, 2013		December 31, 2012
	Local currency	Foreign currency	Local currency	Foreign currency
One year or less	5	—	66	—

(2)	Finance lease receivables

Present value of gross investment and minimum lease payments are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
1 year or less	311,869	309,380
1—2 years	214,541	227,324
2—3 years	148,476	128,413
3—4 years	24,664	21,090
More than 5 years	7,382	1,794

Gross investment in lease	706,932	688,001
Unrealized interest revenue	(72,175)	(68,789)

Net investment in lease	634,757	619,212
Receivables of cancellable lease	1,645	3,851
Costs of finance lease	20,655	16,666

Receivables of finance lease	657,057	639,729
Allowance for credit losses	(3,185)	(2,971)

Total	653,872	636,758

(3)	Finance lease liabilities

Present value of minimum lease payments under finance lease agreements are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
1 year or less	26,804	25,333
1—5 years	36,048	42,540

Sub—total	62,852	67,873
Present value discount	(3,325)	(4,475)

Present value	59,527	63,398

45. Related Party Transactions

Related parties of the Group and major transactions with related parties during the current and prior period are as follows:

(1)	Related parties

Government related entity	Jointly controlled entities and associates
Korea Deposit Insurance Corporation

Woori Aviva Life Insurance Co., Ltd.,

Woori Renaissance Holdings,

Woori New Alpha Fund

Woori Blackstone Korea Opportunity Private Equity Fund I.,

Korea Credit Bureau Co., Ltd.,

Woori Service Networks Co., Ltd.,

Korea Finance Security Co., Ltd.,

Kumho Tires Co., Ltd.,

Phoenix Digital Tech Co., Ltd.,

Seoul Lakeside Co., Ltd.,

Chungdo Woori Century Security Corp.,

United PF 1st Corporate Financial Stability,

ChinHung International, Inc.,

Poonglim Co., Ltd.,

Keojin Item Co., Ltd.,

Woori Columbus 1st Private Equity Fund,

DKT Co., Ltd.,

Woori EA 16 th Asset Securitization Specialty and 21 SPCs.

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Government related entity
Loans and receivables	30	133,853
Other financial assets	1,420,339	1,058,731
Other assets	716	960
Deposits due to customers	345,444	590,061
Provision	—	377
Other financial liabilities	2,379	3,456
Other liabilities	1,401	1,783
Jointly controlled entities
AFS financial assets	3	11
Loans and receivables	8,901	8,571
Allowance for credit loss	(145)	(149)
Other assets	326	295
Deposits due to customers	2,078	1,079
Other financial liabilities	228	280
Other liabilities	234	234
Associates
AFS financial assets	111,222	148,373
Loans and receivables	652,457	827,730
Allowance for credit loss	(74,222)	(67,256)
Other assets	948	649
Deposits due to customers	89,199	91,047
Provision	1	141
Other financial liabilities	555	548
Other liabilities	23	—

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2013	2012
Government related entity
Interest income	30,364	27,907
Interest expense	9,484	4,357
Jointly controlled entities
Fees income	2,549	18,262
Other operating income	2,639	2,611
Interest expense	31	13
Fees expense	43	—
Bad debt expenses	(5)	(45)
Other operating expense	113	549
Associates
Interest income	18,471	9,790
Fees income	9,574	4,215
Other operating income	22,700	72,625
Interest expense	809	908
Bad debt expenses	6,223	4,721
Other operating expense	260	365

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
KDIC	2,200,470	2,200,000	Loan commitment
Korea Credit Bureau Co., Ltd.	28	—	Loan commitment
Woori Service Networks Co., Ltd.	178	—	Loan commitment
Korea Finance Security Co., Ltd.	44	—	Loan commitment
Kumho Tires Co., Inc.	3,227	2,777	Foreign currency loan commitment
"	17,213	13,922	Letter of credit
"	68,818	71,890	Loan commitment
"	62	204	Endorsed notes
"	16,945	18,967	Commitments on loss sharing
Phoenix Digital Tech Co., Ltd.	3,023	4,994	Loan commitment
Chin Hung International Inc.	—	85	Letter of credit
"	—	40,825	Loan commitment
DKT Co., Ltd.	18,430	—	Loan commitment
	5,621	—	Derivative commitment

(5)	Management compensation is as follows (Unit: Korean Won in millions):

	For the nine months ended September 30
	2013	2012
Short term benefits	20,548	23,135
Severance payments	2,570	1,510

Total	23,118	24,645

46. Trust Accounts

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		2013		2012
	September 30, 2013	December 31, 2012	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Trust accounts	53,312,673	47,683,447	1,224,277	538,158	1,071,813	505,269

(2)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Receivables
Trust fees receivables	36,653	25,840

Payables
Borrowings from trust accounts	4,182,207	3,108,191
Accrued interest expenses on borrowings from trust accounts	449	8,881

Total	4,182,656	3,117,072

	2013		2012
	Three months ended September 30	Nine months ended September 30	Three months ended September 30	Nine months ended September 30
Revenue
Trust fees	39,524	15,687	41,145	14,687
Intermediate termination fees	—	—	14	4

Total	39,524	15,687	41,159	14,691

Expense
Interest expenses on borrowings from trust accounts	74,447	24,205	63,306	20,355

(3)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Principal guaranteed trusts
Old-age pension trusts	7,089	7,654
Personal pension trusts	575,187	591,657
Pension trusts	596,705	554,661
Retirement trusts	86,110	95,421
New personal pension trusts	10,777	11,433
New old-age pension trusts	5,498	6,184

Sub-total	1,281,366	1,267,010

Principal and fixed rate of return guaranteed trusts
Development trusts	24	24
Unspecified money trusts	877	895

Sub-total	901	919

Total	1,282,267	1,267,929

2)	As of September 30, 2013 and December 31, 2012, the amounts that the Group has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	September 30, 2013	December 31, 2012
Liabilities for the account (subsidy for trust account adjustment)	8	4

47. Promoting privatization plan

On June 26, 2013, the Public Fund Oversight Committee (“PFOC”) have deliberated and determined to the privatization of the Company and its subsidiaries. The PFOC will push forward the sale, spinoff and sale process by which the Company and its subsidiaries will be split into three groups: The Unit of Regional Banks which are Kwangju Bank Co., Ltd. and Kyongnam Bank Co., Ltd.; The Brokerage Unit which includes Woori Investment & Securities Co., Ltd., Woori F&I Co., Ltd., Woori Financial Co., Ltd., Woori Asset Management Co., Ltd., Woori FG Savings Bank Co., Ltd. and Woori Aviva Life Insurance Co., Ltd.; and The Woori Bank Unit which includes Woori Bank Co., Ltd., Woori Card Co., Ltd., Woori FIS Co., Ltd. and others.

As the first step towards privatization, the sale of Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd. has been announced by the KDIC, the main shareholder of the Company, on July 15, 2013. And the sale of brokerage unit has been announced by the Company on August 16, 2013.

48. Agreement on the Implementation of a Management Plan

(1)	Since December 30, 2000, three subsidiaries of the Company, Woori Bank Co., Ltd., Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd., and the KDIC have entered into agreements to implement management plans. Under the agreements, the three subsidiaries are obligated to improve their respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate and adjusted operating income per person. If the three subsidiaries fail to make improvements, the KDIC can enforce the three subsidiaries to increase or decrease their capital, pursue mergers, transfer of loans and deposits, or close or sell parts of their business operations.

(2)	Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the aforementioned subsidiaries, Woori Bank Co., Ltd., Kyongnam Bank Co., Ltd. and Kwangju Bank Co., Ltd., and improve their performances. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case the plan fails.

(3)	In addition, on July 2, 2001, in order to implement the aforementioned agreements, the Company and its three subsidiaries entered management implementation agreements. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in premises and equipment, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.